UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.______)*

CHINA FIRE & SECURITY GROUP, INC.

(Name of Issuer)

Common Stock, (Par value $0.001 per share)

(Title of Class of Securities)

90915 R 105

(CUSIP Number)

Brian Lin
China Fire Protection Group, Inc.
South Banbidian Industrial Park
Liqiao Township, Shunyi District
Beijing, 101304
People's Republic of China
Telephone: (86-10) 8441-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Weigang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 146,875
	8	SHARED VOTING POWER 15,435,600
	9	SOLE DISPOSITIVE POWER 146,875
	10	SHARED DISPOSITIVE POWER 15,435,600

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,582,475
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.5%
14		TYPE OF REPORTING PERSON

IN

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jincai Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,435,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,435,600

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,435,600
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.9%
14		TYPE OF REPORTING PERSON

IN

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

China Honour Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 2,667,940
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,667,940
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,667,940
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.67%
14		TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Li Brothers Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 12,768,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,768,000
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,768,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.3%
14		TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alpha Great Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 9,051,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,051,600
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,051,600
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%
14		TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Future Champion Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 6,384,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,384,000
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,384,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%
14		TYPE OF REPORTING PERSON

CO

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of China Fire & Security Group, Inc., a Florida corporation (the “Issuer”).

The principal executive office of the Issuer is located at South Banbidian Industrial Park, Liqiao Township, Shunyi District, Beijing, People’s Republic of China 101304.

Item 2. Identity and Background

(a)—(b)          Name and Residence or business address

The statement is being filed by the following reporting persons (collectively, the “Reporting Persons”):

Name	Residence or business address
Mr. Li Weigang	2804, No. 4 Wan Ke Xin Yuan, Yang Shan Road, Chaoyang District, Beijing, People’s Republic of China
Ms. Li Jincai	Room 301 West Unit West No. 3 Building, Shuiyueyuan Yuehe District, Changzhou City, Hebei Province, People’s Republic of China
China Honour Investment Limited	Pasea Estate, Road Town, Tortola, British Virgin Islands
Li Brothers Holdings Inc.	P.O. Box 3321, Drake Chambers, Road Town Tortola, British Virgin Islands
Alpha Great Holdings Limited	Woodbourne Hall, Road Town, Tortola, British Virgin Islands
Future Champion Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

(c)           Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Name	Present principal occupation/ principal business and address of any corporation
Mr. Li Weigang	Chairman of the Board of the Issuer
Ms. Li Jincai	Business woman
China Honour Investment Limited	To act as a holding company to engage in strategic business operations and activities Pasea Estate, Road Town, Tortola, British Virgin Islands
Li Brothers Holding Inc.	To act as a holding company to engage in strategic business operations and activities P.O.Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands
Alpha Great Holdings Limited	To act as a holding company to engage in strategic business operations and activities Woodbourne Hall, Road Town, Tortola, British Virgin Islands
Future Champion Limited	To act as a holding company to engage in strategic business operations and activities P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

(d)—(e) No Convictions or Proceedings

During the last five years, the Reporting Persons (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship

Name	Citizenship
Mr. Li Weigang	People’s Republic of China
Ms. Li Jincai	People’s Republic of China
China Honour Investment Limited	British Virgin Islands
Li Brothers Holding Inc.	British Virgin Islands
Alpha Great Holdings Limited	British Virgin Islands
Future Champion Limited	British Virgin Islands

Item 3. Source and Amount of Funds or Other Consideration

As previously reported, Mr. Gangjin Li was the sole director of Li Brothers Holdings Inc. (“Li Brothers”) with 100% voting power and China Honour Investment Limited (“China Honour”).  Li Brothers is a British Virgin Islands (“BVI”) company, of which Mr. Gangjin Li owned 50% of the economic interest and Mr. Weigang Li, the brother of Mr. Gangjin Li and Chairman of the Board of the Issuer, owned 50% of economic interest.  China Honour is a BVI company of which Mr. Gangjin Li had 100% economic and voting ownership.

On March 18, 2010, Mr. Gangjin Li signed two Deeds of Gift, under which Mr. Gangjin Li  transferred 350 ordinary shares of Li Brothers and 100 ordinary shares of China Honour by way of gift to Alpha Great Holdings Limited (“Alpha Great”), representing 50% of the outstanding shares of Li Brothers and 100% of the outstanding shares of China Honour respectively.  Established on March 2, 2010, Alpha Great is a BVI company, of which Lion Management (Hong Kong) Limited was the director.  On March 18, 2010, Mr. Gangjin Li was appointed as the director of Alpha Great to replace Lion Management (Hong Kong) Limited.

On March 18, 2010, Mr. Gangjin Li and HSBC International Trustee Limited (“HSBC”) entered into a Trust Deed to establish LGJ Family Trust with Mr. Gangjin Li as settlor and HSBC as trustee.  On the same day, HSBC exercised its investment power in LGJ Family Trust to subscribe to 100% of the issued share capital of Jade Ground Holdings Limited (“Jade Ground”).  Jade Ground was incorporated on February 2, 2010 in BVI and Lion International Management Limited, a wholly-owned subsidiary of HSBC, was appointed as the director.  On March 18, 2010, Jade Ground acquired 100% of the issued share capital of Alpha Great.

On April 12, 2010, Mr. Gangjin Li, director of Li Brothers, China Honour and Alpha Great, passed away, and Mr. Weigang Li and Ms. Jincai Li were appointed as directors of Li Brothers, China Honour and Alpha Great on May 6, 2010.  Given the effect of appointment, Mr. Weigang Li and Ms. Jincai Li jointly control the voting power of Li Brothers, China Honour, and Alpha Great.

Mr. Weigang Li, Ms. Jincai Li, Li Brothers, China Honour, Jade Ground, Lion International Management Limited, Alpha Great, LGJ Family Trust and HSBC may be deemed to be a group.

On March 29, 2010, Mr. Weigang Li signed a Deed of Gift, under which Mr. Weigang Li  transferred 350 ordinary shares of Li Brothers by way of gift to Future Champion Limited (“Future Champion”), representing 50% of the outstanding shares of Li Brothers.  Established on March 2, 2010, Future Champion is a BVI company, of which Lion Management (Hong Kong) Limited was the director.  On March 29, 2010, Mr. Weigang Li was appointed as the director of Future Champion to replace Lion Management (Hong Kong) Limited.

On March 29, 2010, Mr. Weigang Li and HSBC entered into a Trust Deed to establish LWG Family Trust with Mr. Weigang Li as settlor and HSBC as trustee.  On the same day, HSBC exercised its investment power in LWG Family Trust to subscribe to 100% of the issued share capital of Magic Express Limited

(“Magic Express”).  Magic Express was incorporated on December 29, 2009 in BVI and Lion International Management Limited, a wholly-owned subsidiary of HSBC, was appointed as the director.  On March 29, 2010, Magic Express acquired 100% of issued share capital of Future Champion.

Mr. Weigang Li, Ms. Jincai Li, Li Brothers, China Honour, Magic Express, Lion International Management Limited, Future Champion, LWG Family Trust and HSBC may be deemed to be a group.

Mr. Weigang Li is a brother of Ms. Jincai Li.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported in Item 5 below for investment purposes.  The Reporting Persons intend to continuously review their investments in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer that they own from time to time in public or private transactions, (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change their investment intentions. Notwithstanding anything contained herein to the contrary, the Reporting Persons specifically reserve the right to change their intentions at any time with respect to any or all of such matters, as they deem appropriate.  In reaching a decision as to their courses of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer’s financial condition, businesses, operations and prospects, other developments concerning the Issuer generally, other business opportunities available to the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

Other than as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the

 Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Weigang Li: As of the filing date, Mr. Weigang Li beneficially owned 15,582,475 shares of Common Stock, representing 56.5% of 27,595,541 shares of Common Stock outstanding, which includes each of the following: (1) 146,875 shares of Common Stock that is exercisable within 60 days from March 13, 2010, (2) 12,768,000 shares of Common Stock held by Li Brothers Holdings Inc., and (3) 2,667,600 shares of Common Stock held by China Honor Investment Limited.

Ms. Jincai Li: As of the filing date, Ms. Jincai Li beneficially owned 15,435,600 shares of Common Stock, representing 55.9% of 27,595,541 shares of Common Stock outstanding, which includes each of the following: (1) 12,768,000 shares of Common Stock held by Li Brothers Holdings Inc., and (2) 2,667,600 shares of Common Stock held by China Honor Investment Limited.

China Honour: As of the filing date, China Honour Investment Limited beneficially owned 2,667,600 shares of Common Stock, representing 9.67% of 27,595,541 shares of Common Stock outstanding.

Li Brothers: As of the filing date, Li Brothers Holdings Inc. beneficially owned 12,768,000 shares of Common Stock, representing 46.3% of 27,595,541 shares of Common Stock outstanding.

Alpha Great: As of the filing date, Alpha Great Holdings Limited beneficially owned 9,051,600 shares of Common Stock, representing 32.8% of 27,595,541 shares of Common Stock outstanding, which includes each of the following: (1) 6,384,000 shares of Common Stock held by Li Brothers Holding Inc., and (2) 2,667,600 shares of Common Stock held by China Honor Investment Limited.

Future Champion: As of the filing date, Future Champion Limited beneficially owned 6,384,000 shares of Common Stock, representing 23.1% of 27,595,541 shares of Common Stock outstanding.

(b) Mr. Weigang Li and Ms. Jincai Li have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of shares owned by Li Brothers Holdings Inc. and China Honour Investment Limited.   The Reporting Persons except for Mr. Weigang Li and Ms. Jincai Li have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares owned by them as indicated above. Mr. Weigang Li is a brother of Ms. Jincai Li.

(c) Except as described above, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Weigang Li, Ms. Jincai Li, Alpha Great and Future Champion and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Interest in Securities of the Issuer.

The following is filed herewith as an exhibit to this Schedule 13D:

Exhibit A — Deed of Gift by Li Gangjin in favor of Alpha Great Holdings Limited dated March 18, 2010

Exhibit B — Deed of Gift by Li Weigang in favor of Future Champion Limited dated March 29, 2010

Exhibit C — Deed Constituting LGJ Family Trust between Li Gangjin and HSBC International Trustee Limited dated March 18, 2010

Exhibit D — Deed Constituting LWG Family Trust between Li Weigang and HSBC International Trustee Limited dated March 29, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Persons:

Date: December      9    , 2010

/s/ Weigang Li
Name: Weigang Li

/s/ Jincai Li
Name: Jincai Li

/s/ China Honour Investment Limited
Name: China Honour Investment Limited
Title:

/s/ Li Brothers Holdings Inc.
Name: Li Brothers Holdings Inc.
Title:

/s/ Alpha Great Holdings Limited
Name: Alpha Great Holdings Limited
Title:

/s/ Future Champion Limited
Name: Future Champion Limited
Title:

Exhibit A

THIS DEED OF GIFT is made the            day of                       Two Thousand and Ten

BY

LI GANGJIN (holder of People’s Republic of China Passport No. G17980193)  of No.22 Litian Road, Liqiao Town, Shunyi District, Beijing, People’s Republic of China (the “Donor”);

IN FAVOUR OF

ALPHA GREAT HOLDINGS LIMITED a company incorporated under the laws of the British Virgin Islands of Woodbourne Hall, Road Town, Tortola, British Virgin Islands (the “Donee”).

WHEREAS the Donor wishes to transfer the assets as particularised in the Schedule hereto (the “Assets”) by way of gift all of his right title benefit and interest in and to the Assets to the Donee upon the terms and conditions hereinafter appearing.

NOW THIS DEED WITNESSETH as follows:

1.
The Donor as beneficial owner hereby assigns by way of gift unto the Donee on the day and year first above written all of his right title interest and benefit in and to the Assets together with all dividend and interest now accrued and hereafter accruing thereon TO HOLD the same unto the Donee absolutely to the intent that the Assets and all dividend and interest now accrued and hereafter accruing thereon shall become and be part of the capital surplus of the Donee.

2.
The Donor hereby undertakes with the Donee that he will execute and deliver all such further certificates, deeds, conveyances, transfers, assignments, declarations and documents necessary or desirable to perfect and complete the transfer of the Assets together with all dividend and interest now accrued and hereafter accruing thereon to the Donee or such nominee as the Donee may direct.

SCHEDULE

The Assets

350 Ordinary Shares at USD1.00 each in the capital of Li Brothers Holdings Inc., a company incorporated under the laws of the British Virgin Islands

IN WITNESS whereof the Donor has executed this Deed on the day and year first above written.

SIGNED SEALED AND DELIVERED	)
by LI GANGJIN	)
in the presence of:	)

Exhibit B

THIS DEED OF GIFT is made the            day of                       Two Thousand and Ten

BY

LI WEIGANG (holder of People’s Republic of China Passport No. G23879404) of 2804, No. 4 Wan Ke Xin Yuan, Yang Shan Road, Chao Yang District, Beijing, People’s Republic of China (the “Donor”);

IN FAVOUR OF

FUTURE CHAMPION LIMITED a company incorporated under the laws of the British Virgin Islands of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Donee”).

WHEREAS the Donor wishes to transfer the assets as particularised in the Schedule hereto (the “Assets”) by way of gift all of his right title benefit and interest in and to the Assets to the Donee upon the terms and conditions hereinafter appearing.

NOW THIS DEED WITNESSETH as follows:

1.
The Donor as beneficial owner hereby assigns by way of gift unto the Donee on the day and year first above written all of his right title interest and benefit in and to the Assets together with all dividend and interest now accrued and hereafter accruing thereon TO HOLD the same unto the Donee absolutely to the intent that the Assets and all dividend and interest now accrued and hereafter accruing thereon shall become and be part of the capital surplus of the Donee.

2.
The Donor hereby undertakes with the Donee that he will execute and deliver all such further certificates, deeds, conveyances, transfers, assignments, declarations and documents necessary or desirable to perfect and complete the transfer of the Assets together with all dividend and interest now accrued and hereafter accruing thereon to the Donee or such nominee as the Donee may direct.

SCHEDULE

The Assets

350 Ordinary Shares at USD1.00 each in the capital of Li Brothers Holdings Inc., a company incorporated under the laws of the British Virgin Islands

IN WITNESS whereof the Donor has executed this Deed on the day and year first above written.

SIGNED SEALED AND DELIVERED	)
by LI WEIGANG	)
in the presence of:	)

Exhibit C

Dated the                 day of                         2010

BETWEEN

LI GANGJIN
(as Settlor)

AND

HSBC INTERNATIONAL TRUSTEE LIMITED
(as Trustee)

DEED

CONSTITUTING

LGJ FAMILY TRUST

26.	Indemnity	17

27.	Trustee's Liability	17

28.	Trustee's Powers and Duties in relation to Companies	18

29.	Special Companies	20

30.	Irrevocability of the Trust	25

31.	Release of Powers	25

32.	Proper Law of the Trust	25

33.	Forum for Administration of the Trust	25

34.	Change of Proper Law	26

35.	Enlarging the Excluded Class	26

36.	No Benefit to Excluded Class	26

37.	Final Repository	26

38.	No Charitable Intent	27

39.	No Obligation to inform Beneficiaries of this Trust	27

40.	Service of Notice	27

41.	Reserved Powers	27

	The First Schedule	28

	The Second Schedule	28

	The Third Schedule	28

	The Fourth Schedule	28

	The Fifth Schedule	28

	The Sixth Schedule	28

	The Seventh Schedule	29

	The Eighth Schedule	29

	The Ninth Schedule	33

	The Tenth Schedule	33

THIS DEED OF SETTLEMENT is made the                day of                             Two Thousand and Ten between the person named in the First Schedule hereto as the Settlor (hereinafter called the “Settlor”) of the one part and the company named in the First Schedule hereto as the Trustee (hereinafter called the “Trustee”) of the other part.

WHEREAS:-

(A)
The Settlor covenants on the execution of this Deed to pay to the Trustee the Scheduled Property as specified in the Second Schedule hereto to be held by it upon the trusts and subject to the terms and conditions hereinafter declared and contained.

(B)	It is contemplated that further sums of money or property may be transferred or placed under the control of the Trustee to be held on the trusts hereof concerning the same.

NOW THIS DEED WITNESSETH as follows:-

INTERPRETATION

1.	In this Deed the following expressions shall have the following meanings:-

(a)	“Associate of the Trustee” means:-

(i)	any subsidiary or associated company of the Trustee;

(ii)	any company of which the Trustee is directly or indirectly an associated company;

(iii)	any holding company of the Trustee or of any company included in (ii) above; and

(iv)	any subsidiary or associated company of any company included in (iii) above.

(b)	“Beneficiaries” means:-

(i)	the persons named in the Third Schedule hereto; and

(ii)	any person or class of persons as may be appointed from time to time by the Trustee in accordance with Clause 5(c);

but shall not include any person who has ceased to be member of the class of Beneficiaries pursuant to Clause 3 hereof or is a member of the Excluded Class.

(c)
“Concentrated Holding” means any financial asset which the Settlor or the Settlor’s Successor may from time to time stipulate, by notice in writing to the Trustee, to be a Concentrated Holding for the purposes of Clause 13.

(d)
“Core Asset” means any asset contained in the Trust Fund which the Settlor or the Settlor’s Successor shall nominate in writing to the Trustee at the time of its addition to the Trust Fund to be a Core Asset for the purposes of Clause 13, together with any other asset contained in the Trust Fund as the Settlor or the Settlor’s Successor shall confirm in writing to the Trustee after its addition to the Trust Fund to be and to have always intended to have been treated as a Core Asset for the purposes of Clause 13.

(e)	“Excluded Class” means:-

(i)	the Trustee other than when acting in a fiduciary or trustee capacity of any trust or settlement in which no member of the Excluded Class has any beneficial interest therein or is the object of a discretionary power of appointment;

(ii)	the persons named in the Fifth Schedule;

(iii)
every corporation in which any other member of the Excluded Class has at the time at which it is necessary to ascertain whether it is a member of the Excluded Class a beneficial interest as shareholder or which would entitle that member of the Excluded Class to take the benefit or part of the benefit received by such corporation under or pursuant to the trusts of this Deed were it not a member of the Excluded Class but excluding any Associate of the Trustee acting in a fiduciary or trustee capacity of any trust or settlement in which no member of the Excluded Class has any beneficial interest therein or is the object of a discretionary power of appointment;

(iv)	the trustees for the time being of any trust or settlement in which any member of the Excluded Class has any beneficial interest therein or is the object of a discretionary power of appointment; and

(v)
such other person as the Trustee shall pursuant to Clause 35 of this Deed determine in accordance with such Clause to be thenceforth a member of the Excluded Class from the date such determination takes effect and otherwise upon the terms specified in such determination.

(f)	“Final Repository” means the party or the parties named in the Ninth Schedule.

(g)	“Incapacitated” has the following meaning:

(i)
A person shall be deemed to be “Incapacitated” if the Trustee receives a certificate signed by two qualified examining physicians stating that such person is unable to act prudently or effectively because of accident, physical or mental deterioration or other similar cause, PROVIDED THAT upon the receipt of such certificate the Trustee may, at the expense of the Trust Fund, obtain a further certificate from a qualified examining physician.  If the Trustee applies for such a further certificate then unless and until such certificate is obtained and confirms that such person is unable to act prudently or effectively because of accident, physical or mental deterioration or other similar cause, such person shall not be deemed Incapacitated.  Where a person is deemed Incapacitated under this sub-clause, such incapacity shall be deemed to continue unless or until the Trustee receives a certificate to the contrary signed by two qualified physicians.

(ii)
In addition, the Trustee shall have sole and absolute discretion to deem any person to be “Incapacitated” for purposes of this Deed in the event that the Trustee determines that such person is, for any reason whatsoever, unable to exercise his or her free will, including without limitation by specification thereof because of the political events in any country or because of pressure brought to bear on such person by any other person or persons, and if the Trustee shall determine in accordance with this provision that any person shall be Incapacitated, the Trustee shall pass a formal resolution to that effect and such incapacity shall be deemed to continue unless and until the Trustee passes a formal resolution determining that it has ceased.

And “Incapacity” shall be construed accordingly.

(h)	“issue” means children and issue including those conceived but not born at the relevant time, who are legitimate, legitimated or adopted (before the Vesting Date) but not illegitimate children or issue or those who claim through illegitimate children or issue.

(i)
“Perpetuity” means any disposition whatsoever of the Trust Fund or part thereof which would be void by reason of it infringing the rules of law known as the rules against perpetuities as applicable to the Trust constituted by these presents.

(j)
“Perpetuity Period” means the period commencing on the date of this Deed and ending on the earlier to occur of (a) the date immediately preceding the eightieth anniversary of the date of this Deed; and (b) the date immediately preceding the twenty first anniversary of the date of the death of the last to survive of the descendants of King George the Sixth of England living at the date of this Deed.

(k)
“person” means and includes a natural person or body corporate, partnership or body of persons and the trustees of trusts under which all interest in corpus and income thereunder must indefeasibly vest on or before the Vesting Date.

(l)	“Property” means real and personal moveable or immoveable property of any description and wheresoever situate including (without limiting the generality thereof) policies cash and choses in action.

(m)
“Protector” means the person named in the Fourth Schedule hereto or other Protector for the time being, being such person as appointed to the office of the Protector in accordance with Clause 17 hereof.

(n)	“Restricted Powers” means the powers of the Trustee specified in the Seventh Schedule hereto.

(o)	“Schedule” means the schedules attached to and forming part of this Deed and the provisions and information therein set out.

(p)	“Scheduled Property” means the property specified in the Second Schedule hereto.

(q)	“Settlor’s Successor” means:

(i)
the person nominated by the Settlor or any Settlor’s Successor to be the Settlor’s Successor for the purposes of Clauses 13 and 29 in lieu of the Settlor or such previous Settlor’s Successor (as the case may be);

(ii)
upon the death or during the Incapacity of the Settlor or any Settlor’s Successor, the person nominated by the Settlor or such Settlor’s Successor to be the Settlor’s Successor for the purposes of Clauses 13 and 29 after such death or during such Incapacity; or

(iii)	if at any time after the death or during the Incapacity of the Settlor there is no Settlor’s Successor who is alive and not Incapacitated:

(A)	the Protector (if any); or

(B)	if there is no Protector, any person nominated by the Trustee to be the Settlor’s Successor for the purposes of Clauses 13 and 29.

(r)	“Special Company” has the meaning attributed by Clause 29.

(s)	“Trust” means the Trust constituted by this Deed as amended from time to time and known by the name specified in Clause 2.

(t)	“Trust Fund” means:-

(i)	the Scheduled Property;

(ii)	any further or additional property which any person may donate to or vest or cause to be vested in the Trustee to be held upon the trusts and with and subject to the powers and provisions hereof;

(iii)	any accumulations of income; and

(iv)
the property for the time being and from time to time representing the Scheduled Property and the further or additional property (if any) aforesaid and the accumulations covered by sub-clause (iii) above.

(u)	“Trustee” means the Trustee or other trustee for the time being of the Trust appointed pursuant to the provisions in this Deed.

(v)
“Vesting Date” means the date which is the last day of the Perpetuity Period or such earlier date as the Trustee may in accordance with Clause 7(a) hereto declare to be the Vesting Date for the purposes of this Deed.

And for the purpose of this Deed the singular shall mean and include the plural and vice versa and any gender shall mean and include all other genders.

NAME OF THE TRUST

2.	This Trust is to be known as LGJ FAMILY TRUST.

REMOVAL AND DISCLAIMER OF BENEFICIARIES

3.	(a)
The Trustee may by deed revocable or irrevocable before the Vesting Date declare that any person within the definition of Beneficiaries hereunder  shall cease to be a Beneficiary and as from the date upon which such deed shall take effect such person shall cease to be a Beneficiary for all purposes of this Deed.

(b)
Any Beneficiary being of full age shall have the right by deed before the Vesting Date to disclaim all or any of his interest in the trusts declared by and contained in this Deed and upon execution and delivery of such deed by the Beneficiary to the Trustee, the Beneficiary shall thenceforward cease to be a Beneficiary for all purposes of this Deed or an object of a discretionary power under this Trust to such extent as specified in the deed.

DECLARATION OF TRUST AND ADDITIONAL PROPERTY

4.	(a)
It is hereby declared that the Trustee will hold the Trust Fund UPON TRUST to either allow the Property in the Trust Fund to remain as actually invested so long as the Trustee thinks fit or to at any time at its discretion sell call in or convert into money the same or any part thereof and invest the moneys produced thereby in or upon any of the investments hereby authorised with power at its discretion to vary or transpose any investments for or into others of any nature hereby authorised.

(b)
The Trustee shall have the right in its absolute discretion at any time during the continuance of the trust hereby created to accept such additional property as may be donated to or vest or cause to be vested in the trust hereby constituted by any person either personally or by testamentary act or disposition.

TRUSTEE'S DISCRETIONARY POWERS OF APPOINTMENT

5.	(a)
The Trustee shall stand possessed of the Trust Fund and the income thereof UPON TRUST and with full power from time to time and at any time before the Vesting Date by resolution to appoint pay or apply the whole or any part of the Trust Fund and the income thereof for the advancement maintenance education or benefit of all or such one or more to the exclusion of the other of the Beneficiaries and in such proportions or manner and upon such other terms and conditions as the Trustee shall in its absolute and uncontrolled discretion deem appropriate PROVIDED THAT no payment, appointment or advancement made herein:-

(i)	shall be made if it is a Perpetuity; and

(ii)	shall be revoked or be revocable

AND in exercising the aforesaid powers the Trustee shall not be bound as such trustee to see to the application by any person of any moneys paid.

(b)
In the exercise by the Trustee of its powers under sub-clause (a) above in favour of a Beneficiary who is not sui juris by reason of infancy or otherwise the Trustee may pay or apply such part of the income of the Trust Fund as it shall think fit to the parent guardian or other person for the time being having the care or custody of such Beneficiary without being liable or responsible to see to any application thereof so that the receipt of such parent guardian or other person for the time being having the care or custody of such Beneficiary as the case may be shall be a complete discharge to the Trustee.

(c)	The Trustee may in its absolute discretion at any time by deed appoint additional persons not being members of the Excluded Class to become Beneficiaries.

TRUSTS AS TO INCOME

6.	(a)
Any income of the Trust Fund which has not been appointed paid or applied pursuant to Clause 5(a) above in any calendar year before the Vesting Date shall at the last day of such calendar year and during such time as is permitted by any applicable law be accumulated and dealt with as an accretion to the capital of the Trust Fund.

(b)
Any income of the Trust Fund in any calendar year before the Vesting Date which has not been appointed paid or applied under Clause 5(a) hereof or validly accumulated under Clause 6(a) hereof shall at the last day of such calendar year be held for those persons who are named as Beneficiaries of this Trust and then living or in existence in equal shares.

(c)
Any income of the Trust Fund in any calendar year before the Vesting Date not validly disposed of or accumulated under Clauses 5(a), 6(a) or 6(b) hereof will be held for the Final Repository absolutely to the intent that there will be no resulting trust to the Settlor.

TRUSTS ON VESTING

7.	(a)
The Trustee may in its absolute discretion by deed at any time declare an earlier Vesting Date which shall be any date being not earlier than the date of this Deed nor later than the last day of the Perpetuity Period.

(b)
Subject to any appointment payment or application pursuant to Clause 5(a) above the Trustee shall on the Vesting Date stand possessed of the Trust Fund and the income thereof upon trust to distribute the same to the Beneficiaries or any one or more of them to the exclusion of the other of them as the Trustee shall in its absolute discretion determine, such discretion to be exercised in writing before the Vesting Date and in default of such determination for all of the Beneficiaries then living or in existence in equal shares.

(c)
If on the Vesting Date there shall be no Beneficiaries then living or in existence then the Trustee shall stand possessed of the Trust Fund for the Final Repository absolutely to the intent that there will be no resulting trust to the Settlor.

TRANSFER TO ANOTHER TRUST

8.
Notwithstanding anything hereinbefore contained the Trustee shall have power at any time and from time to time in its absolute discretion to pay or transfer the whole or any part of the Trust Fund or the income thereof with or without consideration to the trustee for the time being of any settlement whereunder all or any one of the Beneficiaries are beneficiaries whether absolutely contingently presumptively or prospectively to be held by such trustee as an addition to the property comprised in such other settlement (free and discharged from the trusts powers and provisions hereof) whether such other settlement shall be governed by the proper law of this Trust as specified in Clause 32 hereto or by the laws of some other country, province, state or territory and whether or not the trustee thereof shall be subject to the jurisdiction of the courts of the country, province, state or territory as specified in Clause 33 hereto  PROVIDED HOWEVER THAT no payment or transfer shall be made pursuant to the provisions of this Clause if it is a Perpetuity or if it will be made in favour of or result in any benefit to any member of the Excluded Class.

POWER OF DELEGATION AND USE OF SERVICES

9.	(a)
The Trustee may from time to time deposit the securities or documents of title to any Property in the Trust Fund or otherwise vest the custody and control of any assets in the Trust Fund with a bank trust company investment broker or like institution or any other such third party as the Trustee shall in its absolute discretion deem fit including any Associate of the Trustee in any part of the world (in this sub-clause called the “Custodian”) and may delegate to such Custodian such of the trusts and powers hereby or by law vested in the Trustee with reference to the securities or documents of title so deposited as the Trustee may consider expedient so to delegate and the Trustee shall not be liable or responsible for any loss whatsoever not caused by its own fraud which may in any manner occur in relation thereto.

(b)
Without restricting the generality of the foregoing provisions and in exercise of its investment powers hereunder, the Trustee shall be at liberty to seek investment advice from and to utilise the discretionary investment management services provided by any firm or company providing investment management services including any Associate of the Trustee and any such firm or company shall be entitled (without being liable to account for any profit made thereby) to charge for the giving of such advice and provision of such services at such rates of remuneration as shall be charged from time to time by such firm or company to its clients (and such charges shall be deemed expenses properly incurred and recoverable accordingly).  The Trustee shall be at liberty to act on such investment advice and to employ such firm or company for all or any of the purposes aforesaid and for the implementation of any advice so given and the Trustee shall not in any circumstances be or become liable for so acting or employing any such firm or company for all or any of the purposes aforesaid.

(c)
The Trustee shall not be bound in any case to act personally but shall be at full liberty to act through managers and officers appointed by it on its behalf or to employ any contractor manager solicitor accountant clerk workman employee or servant or any agent (including any Associate of the Trustee) to transact all or any business of whatever nature which it is required or permitted to do including the receipt and payment of money and the Trustee shall decide the remuneration to be allowed and paid and may pay the same and all charges and expenses so incurred out of the Trust Fund or the income thereof.

(d)
The Trustee shall have power from time to time to give proxies or powers of attorney with or without powers of substitution for voting or acting on behalf of the Trustee as the owner of any shares or securities in any company or any other corporate body unit trust or other person or entity.

REGISTRATION OF PROPERTY IN TRUST FUND

10.
It shall not be necessary for any Property in the Trust Fund to be registered in the name of the Trustee but the same may in the discretion of the Trustee be registered in the name of any nominee of the Trustee or in any other name.

DEPOSITS IN BANK

11.
The Trustee shall, in the exercise of its investment powers under this Deed, be at liberty to invest in any account and place cash or other moneys or deposits for the time being subject to the trusts hereof with any bank or financial institution in any part of the world and upon such terms as to maturity as the Trustee may in its absolute discretion think fit.  Further and without prejudice to the generality of the foregoing the Trustee in exercising the aforesaid powers may in its absolute discretion use the services of any Associate of the Trustee (which for the purpose of this Clause only are collectively referred to as the “Associates”) including the placing of any account, time or other deposit with any Associates or investing in notes or debentures or other obligations of any Associates from time to time and to employ and place moneys with any Associates which carry on the business of managing or investing moneys and funds and the Associates may retain and keep all profits, fees, commissions, bonuses and perquisites arising in connection with any such account, deposit, note, debenture, obligation, employment, placement or business and charge and be paid from out of the capital and/or income of the Trust Fund all fees charges and expenses customarily charged by any of them.

INVESTMENT AND ADMINISTRATION POWERS

12.
Subject always to Clause 13 herein, in addition to all the powers vested in trustees by law or statute the Trustee without the consent of any Beneficiary shall have and may exercise in its absolute uncontrolled discretion from time to time the powers contained in the Eighth Schedule hereto.

CORE ASSETS AND CONCENTRATED HOLDINGS

13.	(a)
It is expressly declared that the Settlor’s intentions in establishing the trusts hereby created include (i) if the Trust Fund is comprised in whole or in part of one or more Core Assets that the Trustee hold such Core Assets indefinitely and in the state and condition they were in upon addition to the Trust Fund, and (ii) to allow part or whole of the Trust Fund be invested from time to time in certain Concentrated Holdings.

(b)
For the purposes of this Clause 13 (including in relation to the definitions of “Core Asset” and “Concentrated Holding” in Clause 1), references to assets being acquired or held by the Trustee and/or forming part of or being added to the Trust Fund shall include any assets acquired and held either directly by the Trustee or through one or more companies wholly owned by it.

(c)
Without limiting the generality of Clauses 26 and 27(c), the Trustee shall not exercise any power to divest itself or otherwise change the nature or quantum of its holding of any Core Asset in its actual state and condition upon addition to the Trust Fund except:-

(i)	on instruction in writing by the Settlor or the Settlor’s Successor; or

(ii)	if the Trustee bona fide considers that the continued retention of any Core Asset would or might make it subject to any criminal sanction or civil liability to persons not connected with the Trust; or

(iii)
if the Trustee considers that the continued retention of any Core Asset could have an adverse impact on the reputation of the Trustee or any Associate of the Trustee including, without limitation, where the underlying business activity invested in would or might be considered unlawful, immoral, unethical or otherwise highly controversial.

(d)
Without limiting the generality of Clauses 26 and 27(c), the Trustee shall acquire and retain any Concentrated Holding and shall not thereafter exercise any power to divest itself or otherwise change the nature or quantum of its holding of any Concentrated Holding except:-

(i)	on instruction in writing by the Settlor or the Settlor’s Successor; or

(ii)
if the Trustee bona fide considers that the continued retention of any Concentrated Holding would or might make it subject to any criminal sanction or civil liability to persons not connected with the Trust; or

(iii)
if the Trustee considers that the continued retention of any Concentrated Holding could have an adverse impact on the reputation of the Trustee or any Associate of the Trustee including, without limitation, where the underlying business activity invested in would or might be considered unlawful, immoral, unethical or otherwise highly controversial.

(e)	While the Trust Fund continues to be comprised in whole or in part of any Core Asset and/or Concentrated Holding:

(i)
No person who is or may become entitled to benefit hereunder shall be entitled to compel the sale or realisation of any Core Asset or Concentrated Holding or of any other asset comprised in the Trust Fund notwithstanding that retention of the same may result in the Trust Fund comprising wholly or substantially of:-

(1)	any one asset or one type of asset alone (and in particular a Core Asset) or any significant concentration in holdings of one or more type of assets (and in particular, any Concentrated Holding);

(2)	assets that involve liability or that are non-income-producing; and/or

(3)	investments of a speculative or wasting nature;

(ii)
In addition, and without limitation to any other provision of this Deed, it is expressly declared that neither the Trustee nor any Associate of the Trustee involved in the administration of the Trust, whether acting as director of a wholly owned subsidiary of the Trust or otherwise shall have any liability, obligation or responsibility whatsoever and shall not be deemed to be in breach of trust or to be guilty of neglect or default with respect of any loss, damage, claims, actions, costs or expenses of any kind arising out of or in connection with any loss or damage including without limitation any diminution in the value of any part of the Trust Fund occurring as a result whether directly or indirectly of the retention of any Core Asset and/or the acquisition and retention of any Concentrated Holding in accordance with this Clause 13 unless such loss, damage or diminution in value arises from the fraud or dishonesty of the Trustee or the Associate of the Trustee (as appropriate);

(iii)
The Trustee shall not be responsible or liable in any way for the performance of any Core Asset or of any Concentrated Holding. The Trustee shall have no duty to inspect or review the portfolio of Core Assets or Concentrated Holdings or to give any directions or suggestions or warnings in relation to any Core Asset or Concentrated Holding, whether generally or in relation to any particular asset, or to intervene, in particular where no action is being taken by the Settlor or the Settlor’s Successor in relation to assets which are falling in value; and

(iv)
In the event that an instruction is required by the Trustee as a result of a change in circumstances or on the maturity or otherwise in relation to any Core Asset or Concentrated Holding, the Trustee may request instructions in writing from the Settlor or the Settlor’s Successor and, in the event that such instructions are not forthcoming within 72 hours, the Trustee may deal with such investments as it shall in its absolute discretion think fit.

(f)
For the avoidance of doubt, the provisions of Clauses 27(c), 28 and 29 shall apply if and as appropriate to any asset designated as a Core Asset or a Concentrated Holding provided that if there is any inconsistency between this Clause and any of Clauses 27(c), 28 or 29 then this Clause shall prevail but only to the extent of such inconsistency.

POWER TO PAY DUTIES AND TAXES

14.	(a)
In the event of any probate succession estate duty capital transfer tax inheritance tax capital gains tax income tax stamp duty or fiscal imposition or other fees charges interest and penalties whatsoever becoming payable in respect of the Trust Fund or any part thereof in any part of the world and under any circumstances whatsoever (in this Clause 14 collectively called the “Charges”) the Trustee shall be fully indemnified against the Charges and shall have power to pay all Charges out of the Trust Fund at such time or times and in such manner as the Trustee in its discretion may determine and for such purpose may from time to time realise such Property in the Trust Fund in such manner and at such time as the Trustee shall think fit whether or not the same shall be enforceable against or recoverable from the Trustee or the Beneficiaries or other persons entitled hereunder and notwithstanding that the payment shall not be to the advantage of any Beneficiary or other person entitled hereunder and no person shall be entitled to make any claims whatsoever against the Trustee by reason of it making such payment or payments.

(b)
The Trustee may enter into any indemnity in favour of any former trustee or any other person in respect of any Charges or other liability whether of a fiscal nature or not and whether existing contingent future or otherwise in respect of the Trust Fund or otherwise in connection with this Trust and to charge, deposit or otherwise encumber the whole or any part of the Trust Fund as security for such indemnity in such manner as the Trustee shall think fit.

FEES AND REMUNERATION

15.	(a)
The expenses in connection with the administration of this Trust and investment of any part of the Trust Fund including but not limited to all expenses in connection with the exercise of any of the powers herein conferred upon the Trustee and the remuneration and charges of the Trustee hereinafter provided for shall be charged against the income and/or the capital of the Trust Fund as the Trustee shall in its absolute discretion deem fit.

(b)
The appointment of any trustee which shall be a trust corporation or a company authorised to undertake trust business as Trustee of this Trust shall be upon the terms herein contained and the Trustee shall be entitled to charge and be paid out of the Trust Fund and/or income thereof remuneration fees and charges for its services (in this sub-clause called “Fees”) in addition to reimbursement of its proper expenses and as a first charge on the Trust Fund and/or income thereof.  Subject to the Trustee's power to revise its Fees as provided in this sub-clause, the amount of Fees shall be as agreed between the Protector and the Trustee.  In addition, the Trustee shall in its absolute discretion have the power from time to time to charge Fees in accordance with any later published standard terms and conditions or scale of charges of the Trustee in force from time to time and all Fees and proper expenses incurred by the Trustee (at such rates as the Trustee determines from time to time) shall be charged and be paid out of the Trust Fund and/or income thereof.

(c)
The Trustee shall be entitled to retain any profit or other benefit arising by way of fees, brokerage, commissions, perquisites or otherwise obtained or received by it in connection with any account, investment, deposit, note, debenture, obligation, employment, placement or business or transaction carried out on behalf of the Trust for its own personal use and benefit without being liable to account therefor to any person notwithstanding that such fees, brokerage, commissions or perquisites arose directly or indirectly by virtue of or in connection with the Trustee having acted as trustee of this Trust or procured by an exercise by the Trustee of powers over the Trust Fund.

APPROPRIATION OF ASSETS

16.
The Trustee may appropriate any part of the Trust Fund in the actual condition or state of investment thereof at the time of appropriation in or towards satisfaction of the share of any person in the Trust Fund as the Trustee may deem just and reasonable without the necessity of obtaining the consent of any person.

THE PROTECTOR

17.	(a)
The Protector may, by will or by deed inter vivos whether revocable or irrevocable and whether having immediate effect or postponed in its effect or contingent upon any event or lapse of time, appoint any person not being a person named in the Sixth Schedule hereof as an additional Protector or in substitution for a Protector.

(b)	The Protector may resign from such position by notice in writing to the Trustee.

(c)
The office of a Protector shall be immediately determined and vacated if such Protector being an individual shall have died, shall be found to be of unsound mind or mentally incompetent shall become bankrupt or make any arrangement or composition with his creditors generally or if such Protector being a company shall enter into liquidation whether compulsory or voluntary (not being merely a voluntary liquidation for the purpose of amalgamation or reconstruction).

(d)	If at any time there is no Protector, the Trustee shall have the power by deed to appoint any person not being a person named in the Sixth Schedule hereof as a Protector.

(e)	If there is more than one person holding the office of Protector at any time, then such persons holding such office shall act jointly.

(f)
The Protector for the time being may at any time or times and from time to time before the Vesting Date by deed irrevocable renounce and release any power conferred on the Protector by this Deed and upon such renunciation and release such power shall be deemed to be at an end and no longer exercisable by the Protector.

(g)
In the event that there is no Protector named or appointed pursuant to the provisions hereinbefore, all terms conditions and provisions of this Deed shall be read and construed as if all references to the Protector were omitted until such time that a new Protector is appointed.

(h)
It is hereby declared that the Protector in acting as such is not acting in a fiduciary capacity and shall not have the liabilities or duties of a fiduciary.  In addition, the Protector shall not be liable for any loss to the Trust Fund howsoever caused, arising either directly or indirectly from any act or omission in the professed execution or non-execution or exercise or non-exercise of the powers and discretions hereby or by law conferred upon the Protector unless due to the wilful neglect or default, fraud or dishonesty of the Protector (or in the case of a corporate Protector of any director officer or employee of the Protector).  Without limitation to the generality of the foregoing, the Protector shall not be liable for any mistake or omission made in good faith.  The Protector may take as correct such accounts as may be furnished to it and shall not be obliged to verify the same.

(i)
The Protector shall be indemnified out of the Trust Fund against all losses, liabilities, claims, demands, actions, damages, costs and expenses incurred by the Protector in connection with this Trust except those resulting from the wilful default, gross negligence, fraud or dishonesty of the Protector (or in the case of a corporate Protector of any director officer or employee of the Protector).

(j)
Any Protector for the time being hereof being an individual or a company engaged in any profession or business shall be entitled to charge and be paid all usual professional or other charges for acting as Protector and for all business done time spent services rendered and expenses incurred and in the execution of the Protector's powers and duties hereunder whether in the ordinary course of his or her or its business or not.

PROTECTOR'S RIGHT TO RECEIVE NOTICE

18.	(a)	The Trustee shall not be entitled to exercise any of the Restricted Powers except after having given notice to the Protector and then only in accordance with the provisions of this Clause.

(b)
The Trustee shall serve written notice on the Protector of its intention to exercise any Restricted Power and setting out the manner in which it proposes exercising such power not less than thirty (30) days (in this Clause called the “Notice Period”) prior to the exercise of such power.  No Restricted Power shall be exercised by the Trustee otherwise than in the manner specified in such a notice and shall not be exercised prior to the expiry of the Notice Period unless the Protector shall otherwise agree in writing.

(c)	Upon the expiration of the Notice Period, the Trustee may exercise the Restricted Power specified in the written notice at any time.

(d)
Where any new Trustee is appointed or any Trustee is removed or retires or ceases to act as Trustee any notice of the kind referred to in sub-clause (b) of this Clause then current shall lapse and the power referred to therein shall not be exercised pursuant to that notice but without prejudice to the right of the Trustee holding office thereafter to give a fresh notice under sub-clause (b) of this Clause in respect thereof.

(e)	The Trustee may withdraw any notice given pursuant to this Clause at any time whereupon such notice shall lapse and be of no effect.

(f)	The giving of a notice under sub-clause (b) of this Clause shall not oblige the Trustee to exercise the power referred to therein.

(g)
No persons having any dealing with the Trustee shall be obliged to enquire and no person other than the Protector and the Beneficiaries shall be entitled to enquire whether the provisions of this Clause have been complied with and all persons other than the Trustee shall be entitled to assume that they have been complied with.

(h)
Any notice required to be given by the Trustee pursuant to this Clause may be waived by the Protector provided that a waiver given by the Protector in respect of any one notice shall not have effect in respect of any subsequent notice which is required to be given by the Trustee pursuant to this Clause.

PROTECTOR'S RIGHT TO REMOVE AND APPOINT TRUSTEE

19.	The Protector shall have the power:-

(a)	to remove any Trustee at any time and from time to time; and

(b)	subject to Clause 21(d) of this Deed, to appoint a new trustee incorporated or resident in any part of the world; and

(c)
subject to Clause 21(d) of this Deed, to appoint a trustee to act as sole trustee for such part of the Trust Fund as shall be located in any place in the world to the exclusion of the Trustee in regard to such part of the Trust Fund as is located in such place in which event the trustee appointed in relation to such funds shall in all respects be subject to the provisions in this Deed set forth and contained

PROVIDED THAT the removal of a sole Trustee shall not be effected otherwise than simultaneously with the appointment of a new Trustee in its place.  Such power of appointment of new Trustee shall extend to the appointment of a new Trustee in the event of a Trustee ceasing for any reason whatsoever to be a Trustee hereof and shall also extend to the appointment of an additional Trustee up to any number subject to such limit (if any) as may for the time being be imposed by law.

RETIREMENT OF TRUSTEE

20.	(a)
Any Trustee may at any time retire from the trusteeship by giving not less than two months' notice to the Protector who shall then or during such notice period exercise its power under Clause 19(b) hereinbefore to appoint a new Trustee.

(b)
The office of a Trustee shall be immediately determined and vacated if such Trustee being an individual shall have died, shall be found to be of unsound mind or mentally incompetent, shall become bankrupt or make any arrangement or composition with his creditors generally or if such Trustee being a company shall enter into liquidation whether compulsory or voluntary (not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction).

RULES ON OPERATION AND APPOINTMENT OF TRUSTEE

21.	(a)
When there is more than one Trustee the Trustees shall act only by a unanimous vote but in the event of disagreement the Trustees shall be bound to take and abide by and act upon the opinion of a legal counsel of not less than ten years' standing selected by all the Trustees unanimously.

(b)	Every Trustee which is a corporation or company may exercise or concur in exercising any discretion or power hereby conferred on the Trustee by a resolution of such corporation or company or by a resolution of its board of directors or governing body or may delegate the right and power to exercise or concur in exercising any such discretion or power to one or more members of its board of directors or governing body or any of its employees or any representative appointed from time to time by the said board of directors or governing body for that purpose.

(c)
A person may be appointed to be a Trustee notwithstanding that such person is not resident in the country state or territory of the proper law of the Trust or the forum of administration of the Trust and remaining out of the country province state or territory shall not be a ground for the removal of a Trustee.

(d)	Notwithstanding any other provision of this Deed or any statutory powers authorising the appointment of trustees, the following persons shall not be appointed as Trustee hereof:-

(i)	the Settlor;

(ii)	the Protector;

(iii)	any of the Beneficiaries;

(iv)	any member of the Excluded Class;

(v)
any person who is under the control of or direct influence of or customarily acts in accordance with the direction of the Settlor, the Protector, any Beneficiary or any member of the Excluded Class save and except for any Associate of the Trustee; and

(vi)
any company over which the Settlor, the Protector or any Beneficiary or any member of the Excluded Class owns any shares or exercises any control or powers whether directly or indirectly save and except for any Associate of the Trustee.

TRUSTEE'S POWER TO APPOINT SUCCESSOR TRUSTEE

22.
Without prejudice to any other provisions in this Deed, the Trustee may subject to the restriction in Clause 21(d) hereinbefore, at any time in its sole and uncontrolled discretion resign and appoint simultaneously by deed a successor trustee resident in any place in any part of the world and transfer to such trustee the Trust Fund and income thereof and thereafter the courts of such place shall be the forum for the administration of the Trust.

SUCCESSOR TRUSTEE

23.
Any successor trustee under this Deed shall have all powers authorities and duties conferred upon and undertaken by the Trustee hereunder and by the applicable law or any rule of court and any and all attorneys-in-fact agents custodians or depositaries of the Property comprising the Trust Fund or income thereof shall be authorised to accept instructions from the said successor trustee as to the disposition thereof.  Upon the appointment of a successor trustee pursuant to this Deed any attorneys-in-fact agent custodian or depositary of the Property comprising the Trust Fund or income thereof shall forthwith become the same for such successor trustee without the necessity for the execution or filing of any document or any further act.

POWER OF VARIATION

24.
The Trustee shall have power by deed to alter revoke or add to any of the provisions of this Deed and any such alteration revocation or addition shall be subject in like manner to be altered revoked or added to by a subsequent deed PROVIDED THAT:-

(a)	such alteration revocation and addition does not result in a Perpetuity;

(b)
in so far as the beneficial interests of the Beneficiaries created by this Deed are altered revoked or added to such alteration revocation or addition must in the opinion of the Trustee be for the benefit of all or any one or more of the Beneficiaries;

(c)	such alteration revocation or addition shall not affect the beneficial entitlement to any Property set aside for any Beneficiary prior to the date of the alteration revocation or addition;

(d)	such alteration revocation or addition shall not be in favour of or result in any benefit to any member of the Excluded Class;

(e)
the deed whereby such alteration revocation or addition is effected (hereinafter called “the Deed of Variation”) shall provide that the provisions of this Clause or provisions to the like effect shall apply to the trusts terms and conditions upon which the Trust Fund or the part the subject of such Deed of Variation are thenceforth held;

(f)
the powers granted by this Clause are in addition to and not in derogation from any applicable statutory power whereby the trusts of this Deed or the trusts upon which the Trust Fund or any part thereof from time to time held may be varied.

TRUSTEE NOT REQUIRED TO GIVE BOND OR SECURITY

25.	The Trustee shall not be required to give bond or security for the due and faithful administration of the Trust Fund or for the discharge of the Trust hereby created.

INDEMNITY

26.	(a)
The Trustee shall be fully indemnified and shall be entitled to be reimbursed out of the Trust Fund in respect of all reasonable and proper costs, outgoings, disbursements, liabilities, charges, rents, expenses, governmental charges, commissions, currency conversion costs, transfer fees, registration fees and all other reasonable and proper charges which it may incur in respect of the Trust Fund and which it may incur, whether directly or indirectly, or which are or may be imposed on it, in respect of the receipt, collection, investment, disposal and distribution of moneys or property received by it in respect of the performance or exercise of its duties and powers hereunder and in respect of all actions, proceedings, costs, claims and demands relating to any matter or thing done or omitted to be done concerning the Trust Fund provided only that the Trustee shall not be entitled to be indemnified in accordance with the provisions of this clause if the claim for indemnification arises as a result of the wilful default, gross negligence, fraud or dishonesty of such Trustee.

(b)	For the purposes of the indemnity and reimbursement referred to in sub-clause (a) above:-

(i)
the Trustee shall be entitled to a first charge and lien over the Trust Fund which charge and lien shall operate in priority to any obligation as to the vesting of the Trust Fund in any new or continuing Trustee upon a change of Trustee; and

(ii)	the Trustee may from time to time realise such property of the Trust Fund in such manner and at such time as the Trustee thinks fit.

TRUSTEE'S LIABILITY

27.	(a)
Every discretion or power hereby conferred on the Trustee shall be an absolute and uncontrolled discretion or power and the Trustee shall not be held liable for any loss or damage including without limiting to the generality of the foregoing any diminution in value of any part of the Trust Fund occurring as a result whether directly or indirectly of its exercising or refusing or failing to exercise any such discretion or power other than loss or damage arising from the wilful default, gross negligence, fraud or dishonesty of the Trustee.

(b)	No Trustee shall be liable for any breach of trust howsoever occurring except to the extent (if any) that such breach results from its own wilful default, fraud or dishonesty.

(c)
No Trustee shall be under any obligation to diversify the investments comprised in the Trust Fund and in particular shall be entitled to permit the assets of the Trust Fund to comprise wholly or substantially one asset or one type of asset alone and may apply or deal with assets of the Trust Fund in such a manner that as a result thereof the assets of the Trust Fund comprise wholly or substantially one asset or one type of asset alone.  The Trustee shall not be held liable for any diminution in value of any part of the Trust Fund occurring as a result whether directly or indirectly of the non-diversification of the investments comprised in the Trust Fund unless such diminution in value arises from the fraud or dishonesty of the Trustee.

(d)
The Trustee may exercise all of the powers, trusts, authorities and discretions conferred on it by this Deed or otherwise in law or in equity notwithstanding that the Trustee or any shareholder, director or officer of the Trustee has or may have a direct or indirect interest and whether in its personal or any other capacity (and whether as director, employee or shareholder or professional adviser or may otherwise stand in a fiduciary position in relation to any company, including any parent or subsidiary company thereof, any trust or any partnership) in the mode or result of exercising such power, trust, authority, or discretion or may benefit either directly or indirectly (and whether in its personal or any other capacity) as a result of the exercise of any such power, trust, authority or discretion and notwithstanding that the Trustee for the time being may be the sole Trustee.

And all persons claiming any interest in the income or capital of the Trust Fund shall be deemed to take with notice of and subject to the protection hereby conferred on the Trustee.

TRUSTEE'S POWERS AND DUTIES IN RELATION TO COMPANIES

28.	(a)
The Trustee may in its absolute and uncontrolled discretion retain all or any of the shares or any other rights or interests in or over any proprietary or private company the stocks shares or debentures of which shall at any time or from time to time form part of the Trust Fund (hereinafter in this Clause called “the Company” which expression shall include the Company, any other company controlled by the Company, any company with which the Company is merged or amalgamated and any other company which is controlled by such company) for so long as the Trustee may think fit notwithstanding any professional advice to the contrary.

(b)	The Trustee shall not be under any duty nor shall it be bound to interfere in the business of any Company and in particular:-

(i)
The Trustee shall not be bound or required to exercise any control the Trustee may have over or to interfere in or become involved in the administration management or conduct of the business or affairs of the Company and in particular (but without prejudice to the generality of the foregoing) the Trustee shall not be bound or required to exercise any voting powers or rights of representation or intervention conferred on the Trustee by any of the shares in respect of the Company.

(ii)
The Trustee shall leave the administration management and conduct of the business and affairs of the Company to the directors, officers and other persons authorised to take part in the administration management or conduct thereof and the Trustee shall not be bound or required to supervise such directors, officers or other persons so long as the Trustee shall not have actual knowledge of any dishonesty relating to such business and affairs on the part of any of them.

(iii)
The Trustee shall assume at all times that the administration management and conduct of the business and affairs of the Company is being carried on competently honestly diligently and in the best interests of the Trustee in its capacity as shareholder or howsoever it is interested therein.  The Trustee shall also assume until such time as it has actual knowledge to the contrary that persons appearing to be or who act as the directors officers and other persons authorised to take part in the aforesaid administration management and conduct are duly appointed and authorised.

(iv)	The Trustee shall not be bound or required at any time to take any steps at all to ascertain whether or not the assumptions contained in sub-clause (b)(iii) hereof are correct.

(v)	Without prejudice to the generality of the foregoing the Trustee shall not be bound or required to:-

(a)
exercise any rights or powers (whether as a shareholder debenture holder or otherwise howsoever) enabling it to appoint or elect or to remove a director officer or other person authorised to take part in the administration management or conduct of the business or affairs of the Company and in particular shall not be bound to take any steps to see that any of the Trustee or any officers or nominees of the Trustee become a director or other officer of the Company;

(b)	exercise any power to require the payment of a dividend or other distribution of profit and whether of an income or capital nature.

(vi)
No Beneficiary or person who may be entitled hereunder shall be entitled in any way whatsoever to compel control or forbid the exercise or the exercise in any particular manner of any powers discretions or privileges (including any voting rights) conferred on the Trustee by reason of any shares or other rights of whatsoever nature in or over the Company.

(vii)
The Trustee shall not be liable in any way whatsoever for any loss to the Company or the Trust Fund or the income thereof arising from any act or omission of the directors officers or other persons taking part (whether or not authorised) in the administration management and conduct of the business or affairs of the Company referred to in sub-clause (b)(i) above (whether or not any such act or omission by any such foregoing persons shall be dishonest fraudulent or negligent).

(viii)
Without prejudice to the generality of sub-clause (b)(vii) above the Trustee shall not be rendered responsible in any way whatsoever for any default or other act or omission by the directors officers or other persons referred to in sub-clause (b)(vii) above by any express notice or intimation of such default or other act or omission and the Trustee shall not be obliged or required to make and enforce any claim in respect of such a default or other act or omission and no person who is or may become entitled hereunder shall be entitled to compel the making of such a claim but the Trustee may be required to lend its name for the purpose of proceedings brought by a Beneficiary in respect of any such default act or omission upon being given a full and sufficient indemnity against all costs and expenses of such proceedings.

(ix)	The provisions contained in this sub-clause (b) shall apply equally to any shares or participations in or over the Company which are comprised at any time in the Trust Fund.

(c)	(i)
The Trustee shall not be bound or required to obtain or to seek in any way whatsoever any information regarding the administration management or conduct of the business or affairs of the Company from the persons involved in the administration management or conduct or from the shareholders or other persons interested therein or any other matter relating to the Company referred to herein.

(ii)
The Trustee shall assume that such information as is supplied to it by any person relating to the Company is accurate and truthful unless the Trustee shall have actual knowledge to the contrary and the Trustee shall not be bound or required at any time to take any steps at all to ascertain whether or not the information is accurate and truthful.

(iii)
The Trustee shall not be liable in any way whatsoever for any loss sustained by the Trust Fund or the income thereof arising from the Trustee not taking all or any possible steps to obtain any information referred to in sub-clause (c)(i) above or to verify the accuracy and truthfulness of such information as is supplied to the Trustee.

(iv)
No Beneficiary or person who may become entitled hereunder shall be entitled to compel the Trustee to take any steps to obtain any information referred to in sub-clause (c)(i) above or to verify the accuracy and truthfulness of such information as is supplied to the Trustee.

(d)
The provisions of this Clause shall apply to any fixed flexible private or public unit trust or the units or sub-units which shall at any time or from time to time form part of the Trust Fund and any reference in this Clause to:-

(i)	“shares” or to “stocks shares or debentures” shall be interpreted as including a reference to “units or sub units in a unit trust”;

(ii)	“Company” shall be interpreted as including a reference to “unit trust”; and

(iii)	the directors or officers of a Company shall be interpreted as including a reference to the directors or officers of the corporate trustee of a unit trust.

SPECIAL COMPANIES

29.	(a)	For the purposes of this Clause 29:-

(i)
“Special Company” means and refers to each of the companies specified in the Tenth Schedule or such companies as the Settlor or the Settlor’s Successor may from time to time specify in writing provided that where the context requires or admits, “Special Company” shall also include any other company or body corporate in which a Special Company has directly or indirectly an equity interest from time to time;

(ii)	“intervention call” has the meaning ascribed by sub-clause (g) below;

(iii)	an “interested person” means:-

(A)	the Settlor;

(B)	the Settlor’s Successor;

(C)	the Protector (if any); and

(D)
a simple majority of all of the Beneficiaries who are eighteen years of age or older and not Incapacitated and who are identified by name in the Third Schedule or appointed by name as additional Beneficiaries pursuant to Clause 5(c); and

(iv)	the only permitted grounds of complaint are as follows:-

(A)	that any person (including any director or officer) who is or has been concerned in the promotion, formation or management of a Special Company:

(1)	has misapplied or retained, or become accountable for any money or other assets of that Special Company; or

(2)	is guilty of any misfeasance or breach of any fiduciary or other duty in relation to that Special Company; or

(B)
that the Company is engaging in a business of a type or manner or in circumstances contrary to a written business plan or a written business or investment policy adopted by the directors of that Special Company by resolution.

(b)
It is expressly declared that if the Trust Fund is comprised in whole or in part of one or more Special Companies then the Settlor’s intentions in establishing the trusts herein prescribed include that the Trustee hold and retain the shares in such Special Company or Companies, including without limitation any shares and debt obligations of every kind and options warrants and rights to acquire shares or debt obligations in any Special Company, without any obligation to diversify such investment. Accordingly the Trustee shall not be liable for any loss sustained to the value of the Trust Fund by reason of the retention of all such rights or interests in any Special Company and for the purposes of this Clause “invest” shall be given its widest possible meaning.

(c)
For the avoidance of doubt nothing in this Clause 29 shall limit the generality of Clauses 27(c) and 28 but to the extent that there is any inconsistency between this Clause and Clause 27(c) or Clause 28, this Clause shall prevail but only to the extent of such inconsistency.

(d)
Notwithstanding any other provisions herein, the Trustee’s power to deal with, transfer, sell, alienate or dispose of, or exercise the voting and other powers attributable to its interest (whether directly or indirectly) in a Special Company shall be restricted and may only be exercised:

(i)	if and as appropriate following an intervention call made pursuant to sub-clause (e);

(ii)
when directed in writing to so act by the Protector, (or in the absence of the Protector) the Board of the relevant Special Company pursuant to a resolution of such Board passed as a special resolution;

(iii)	where such dealing, transfer, sale, alienation or disposal is a result of a change of trusteeship of the trustee of this Trust;

(iv)
if the Trustee bona fide considers that the continued retention of any Special Company or any of its assets would or might make it subject to any criminal sanction or civil liability to persons not connected with the Trust; or

(v)
if the Trustee considers that the continued retention of any Special Company or any of its assets could have an adverse impact on the reputation of the Trustee or any Associate of the Trustee including, without limitation, where the underlying business activity invested in would or might be considered unlawful, immoral, unethical or otherwise highly controversial.

Provided that nothing in this sub-clause (d) shall apply in relation to:-

(i)	the Trustee’s powers of appointment of income or capital of the Trust Fund pursuant to Clauses 5, 6, 7 & 8; and

(ii)           the matters the subject of sub-clause (k) below.

For the purpose of this provision, if “special resolution” is not specifically defined in the constituent documents of the Special Company (including the legislation under which it is currently incorporated) it shall mean a resolution required to be passed by seventy five percent (75%) of the directors eligible (but not necessarily present) to vote.

(e)
Except as provided in this Clause 29, the Trustees shall not have any fiduciary responsibility or duty of care in relation to any Special Company or any of the assets of such Special Company or its or their performance or management, including without limitation:

(i)	any investment functions, responsibilities, powers or duties; and

(ii)	any regulatory or taxation obligations

relating to that Special Company, responsibility for all of which shall (subject to the outcome of any intervention call) be vested solely in the director or directors from time to time of that Special Company (the “Directors”).  To the maximum extent permitted by law, the Trustee shall not be liable for any loss or loss of profit suffered by the Trust Fund as the result of any actions taken or not taken by the Directors or by the Trustees in relation to the acts or failures to act of the Directors and without prejudice to the foregoing the Trustee shall be entitled to indemnification from the Trust Fund against all and any actions, claims, demands, costs and liabilities whatsoever arising from or in connection with any action taken or not taken by the Directors or by the Trustees in relation to any such acts or failures to act of the Directors.

(f)
Without prejudice to the foregoing, the Trustee shall not be responsible or liable in any way for the performance of the investments or other assets ultimately comprised within the assets of a Special Company.  Further, the Trustee shall have no duty to inspect or review the portfolio of assets of a Special Company or to give any directions or suggestions or warnings in relation to investment matters, whether generally or in relation to particular assets, or to intervene, in particular where no action is being taken by the Directors in relation to assets which are falling in value.

(g)
Where an interested person has a complaint concerning the conduct of a Special Company’s affairs, and the ground of that complaint is permitted, he may in writing call upon the Trustee to intervene in the affairs of that Special Company (an “intervention call”) to deal with that complaint.

(h)
Upon receiving an intervention call, the Trustee shall, if satisfied that the complaint is reasonable, take such, if any, action as the Trustee considers appropriate to deal with the complaint in the interests of the Trust, including without limitation:

(i)	making or procuring changes in the directorship of that Special Company;

(ii)	procuring action by that Special Company to recover any losses caused by the conduct giving rise to the complaint; or

(iii)	seeking such advice on the complaint and the manner of addressing it as the Trustee considers appropriate.

(i)
In considering and taking action in response to an intervention call, the Trustee shall disregard any commercial, financial, professional, trade, credit, operational or strategic risks associated with the conduct of any business of the Special Company as a commercial enterprise (“business risk”) except to the extent that:-

(i)	the ground for complaint consists of or arises from any disagreement among the directors of that Special Company as to business risk; or

(ii)	the wishes of the Settlor require business risk to be considered.

(j)
After acting pursuant to an intervention call, or deciding not to act, the Trustee shall by written notice inform the relevant interested party of its decision and actions (if any) regarding the intervention call, after which notice the Trustee’s obligation to intervene in that or any other Special Company shall be at an end unless and until another intervention call is made.

(k)	The Trustee shall at all times prior to the Vesting Date procure that:

(i)
notwithstanding any purported exercise of any power or authority to the contrary (whether contained in this Deed or otherwise) the Settlor be appointed and remain a director of any Special Company so long as he or she remains alive, willing to so act and not Incapacitated;

(ii)
upon receiving written notice from the Settlor or the Settlor’s Successor requesting that any one or more directors of a Special Company named in the notice be removed from office, that such director or directors are so removed;

(iii)
upon receiving written notice from the Settlor or the Settlor’s Successor requesting that any one or more persons named in the notice be appointed a director or directors of a Special Company, that such person or persons are so appointed and on such terms, if any, as are specified in the notice, provided that a notice under this sub-clause (k)(iii) shall not be effective in relation to any person who, at the date of the notice, has not attained the age of 18 years or is Incapacitated.

(iv)	subject to sub-clauses (k)(i), (ii) and (iii) above, the voting and other powers attributable to the shares of a Special Company in relation to:

(A)	the appointment, removal and remuneration of directors of any Special

Company;

(B)	the minimum or maximum number of directors of any Special Company;

(C)	the establishment, continuance and procedures of any committee to be established in relation to any of the matters contemplated in this sub-clause (k);

are exercised in such manner as the Settlor or the Settlor’s Successor may, from time to time, request by written notice given to the Trustee.

(l)
Any notice under sub-clause (k) above may at any time be withdrawn in whole or part by the Settlor or the Settlor’s Successor (whether or not that person was the person who gave the notice) by giving to the Trustee a further written notice specifying the notice, or the part thereof, to be withdrawn.  Following the withdrawal of a notice, no further action shall or may be taken on it, but a withdrawal shall not affect anything done or not done prior to the Trustee receiving the notice of withdrawal.

(m)
The Trustee shall not incur any liability for any loss suffered by the Trust Fund as the result of any actions taken or not taken by the Trustee pursuant to the written directions of the Protector or the Board of the relevant Special Company as the case may be pursuant to sub-clause (d) above or for any omission on the part of the Trustee to take or omit taking action in compliance with any such directions, and without prejudice to the foregoing the Trustee shall be entitled to indemnification from the Trust Fund against all and any actions, claims, demands, costs and liabilities whatsoever arising from or in connection with any action taken or not taken by the Trustees in relation to any such directions of the Protector or the Board of the Special Company.

(n)
The Settlor or the Settlor’s Successor may, with the prior written consent of the Trustee, at any time and from time to time before the Vesting Date specify  by notice in writing to the Trustee that a company shall no longer be considered to be a Special Company for the purposes of this Deed on and from such date as shall be specified in such notice, in which event, this Clause 29 shall cease to apply to that company on and from the date so specified provided that no such notice shall cause this Clause 29 to cease to apply to such company in relation to any period during which it was a Special Company.

IRREVOCABILITY OF THE TRUST

30.	This Trust is irrevocable.

RELEASE OF POWERS

31.
The Trustee may release and revoke any power conferred on it under this Deed PROVIDED THAT no such release or revocation is a Perpetuity.  Any other person upon whom any power is conferred by this Deed may release and revoke any power so conferred on him.  Upon the exercise of any release and revocation pursuant to this Clause the power so released and revoked shall be absolutely and irrevocably determined.

PROPER LAW OF THE TRUST

32.	The Trust is established under the laws of the Cayman Islands and the initial proper law of the Trust shall be the law of the Cayman Islands.

FORUM FOR ADMINISTRATION OF THE TRUST

33.
The Courts of the Cayman Islands shall be the initial forum for the administration of the Trust.  The Trustee shall have power (subject to a Perpetuity not thereby being created) to carry on the general administration of the Trust from any country province state or territory whether or not the law of such country province state or territory is for the time being the proper law of the Trust or its courts are for the time being the forum for the administration of the Trust and whether or not the Trustee is for the time being resident or domiciled in or otherwise connected with such country province state or territory.  The Trustee may at any time declare by deed that from the date of such declaration the forum for the administration of the Trust shall be the courts of any specified country state or territory PROVIDED THAT no such declaration shall be made which is a Perpetuity.

CHANGE OF PROPER LAW

34.	(a)
The Trustee may at any time or times and from time to time before the Vesting Date by deed or deeds or by declaration in writing declare that the Trust shall from the date of such declaration be governed by the law of some country province state or territory (being a place under the law of which all of the trusts powers and provisions herein declared and contained will be enforceable and capable of being exercised and so governed and the Trust will be irrevocable) other than the Cayman Islands PROVIDED THAT no such declaration shall be made:-

(i)	if it is a Perpetuity; or

(ii)
which would or might directly or indirectly result in any member of the Excluded Class or any of the persons excluded from benefit under the Trust in accordance with the provisions of Clause 3 hereof obtaining any direct or indirect beneficial interest or eligibility to benefit hereunder.

(b)
With effect from the date of any such declaration as aforesaid the rights of all parties and the construction and effect of each and every provision hereof shall accordingly thenceforth be governed construed and regulated exclusively by the laws of such other country state or territory as aforesaid.

(c)
So often as any such declaration as aforesaid shall be made the Trustee shall be at liberty to make such consequential alterations or additions in or to the trusts powers and provisions of the Trust as the Trustee may consider necessary or desirable to ensure that the trusts powers and provisions of the Trust shall (mutatis mutandis) be as valid and effective as they are under the proper law governing the Trust at the time the power contained herein is exercised.

ENLARGING THE EXCLUDED CLASS

35.
The Trustee may at any time and from time to time before the Vesting Date by deed determine that any person whether or not included in the expression “Beneficiaries” shall be a member of the Excluded Class from the date or for such period of time as shall be specified in such deed and the person so specified in such determination shall be a member of the Excluded Class for the purposes of this Deed.

NO BENEFIT TO EXCLUDED CLASS

36.
Notwithstanding any other provision of this Deed, no power conferred by this Deed shall be exercisable, and no provision shall operate so as to allow the Trust Fund or its income to be payable to or applicable for the benefit of any member of the Excluded Class in any circumstances whatsoever.

FINAL REPOSITORY

37.
The Trustee in determining to exercise any power given to the trustee under this Deed shall not take into account any interest which the Final Repository may as such at any time have in the Trust Fund and provided the Trustee is otherwise acting under powers it has pursuant to this Trust the Trustee may use such power to exclude the Final Repository from any possible benefit that the Final Repository might as such otherwise have under this Trust except to the extent that Clauses 6(c) or 7(c) has already operated in favour of the Final Repository in relation to the income or capital of the Trust Fund (as the case may be).  It is hereby declared that the inclusion of the Final Repository as an entity which could take an interest in the Trust Fund or the income thereof is only for the purpose of excluding any possibility of a resulting trust to the Settlor in case where no person expressed to be a Beneficiary in this Deed could take a valid interest in the capital or income of the Trust Fund and not with the intention of giving any benefits to the Final Repository.

NO CHARITABLE INTENT

38.
This Trust and the trusts hereof shall not be construed as being a settlement or trust for charitable objects or purposes and it is hereby declared that the Settlor does not have any general charitable intent in making this Trust or transferring property to the Trustee to hold on the trusts hereof.

NO OBLIGATION TO INFORM BENEFICIARIES OF THIS TRUST

39.
The Trustee shall not be obliged to make known to any Beneficiary or the Final Repository that this Trust exists or any matters in relation thereto or that they are named as such or that they are now or at any time hereafter included in any of such expressions.  The Trustee shall not in any way be obliged to contact any Beneficiary or the Final Repository or any of them until any of them becomes absolutely and indefeasibly entitled to any part of the Trust Fund and the Trustee shall then provide the Beneficiary so entitled with information relating to his entitlement and such other information relating to this Trust as may be reasonably required by him for the compliance of his reporting or tax obligations arising under all applicable laws.  Subject to the above no Beneficiary or Final Repository shall be entitled to demand or compel the Trustee to release or disclose any information or document relating to the Trust or the exercising of the Trustee's powers and duties hereunder.  For the avoidance of doubt, it is hereby declared and confirmed that none of the Beneficiaries nor the Final Repository has any interest right or claim of whatever nature in and to the Property comprised in the Trust Fund.

SERVICE OF NOTICE

40.
Any notice or other communication to be given or served by one party to another party under this Deed shall be in writing and shall be deemed to have been so given if left or sent by prepaid post (airmail if such service is available), telegram, cable, facsimile transmission or telex to the addressee at his or her or its address stated herein or in the deed or instrument effecting his or her or its appointment thereof or such other address as is notified by the addressee to the party serving the notice.  Any notice delivered personally shall be deemed to have been given at the time of such delivery.  Any notice despatched by letter postage prepaid shall be deemed to have been given 7 days after posting and in proving the giving of such notice it shall be sufficient to prove that the notice was properly addressed, stamped and posted.  Any notice sent by telex, cable or facsimile transmission shall be deemed to have been given upon receipt of answerback.

RESERVED POWERS

41.
For the avoidance of doubt, Sections 14 and 15 of the Trusts Law (as amended) are intended to and shall apply to the maximum extent possible to any provisions of this Deed relating to Concentrated Holdings, Core Assets and Special Companies.

THE FIRST SCHEDULE

“Settlor” -	LI GANGJIN (holder of People’s Republic of China Passport No. G17980193) of No.22 Litian Road, Liqiao Town, Shunyi District, Beijing, People’s Republic of China.

“Trustee” -	HSBC INTERNATIONAL TRUSTEE LIMITED, the registered office of which is at Craigmuir Chambers, P O Box 71, Road Town, Tortola, British Virgin Islands.

THE SECOND SCHEDULE

“Scheduled Property” means United States Dollars Ten (USD10).

THE THIRD SCHEDULE

“Beneficiaries” means and includes:-

(1)	Settlor;
(2)	LI Ang (holder of Canadian Passport No. JP541085); and
(3)	LI Meng (李檬) (holder of People’s Republic of China Passport No. G34829598).

THE FOURTH SCHEDULE

“Protector” means

THE FIFTH SCHEDULE

The following persons are also members of the Excluded Class as defined in Clause 1(e):-

NIL.

THE SIXTH SCHEDULE

The following persons shall not be appointed as Protector of the Trust pursuant to Clauses 17(a) and 17(d) of this Deed:-

(i)	the Trustee;

(ii)	any Associate of the Trustee;

(iii)	any member of the Excluded Class;

(iv)	any person who is under the control of or direct influence of or customarily acts in accordance with the direction of any member of the Excluded Class; and

(v)	any company over which any member of the Excluded Class owns any shares or exercises any control or powers whether directly or indirectly.

THE SEVENTH SCHEDULE

The powers of the Trustee contained in the following clauses of this Deed are hereby prescribed to be the Restricted Powers for the purposes of this Deed:-

Clause 3(a)	-	Power to remove Beneficiaries

Clause 5(a)	-	Power to appoint pay or apply Trust Fund and income

Clause 5(c)	-	Power to add Beneficiaries

Clause 7(a)	-	Power to declare an earlier Vesting Date

Clause 7(b)	-	Power to distribute Trust Fund and income on Vesting Date

Clause 8	-	Power to transfer Trust Fund to another Trust

Clause 24	-	Power to vary the terms of the Trust Deed

Clause 35	-	Power to enlarge the Excluded Class

THE EIGHTH SCHEDULE

(1)	To retain any property belonging to or forming part of the Trust Fund in the actual state or condition in which the same shall be received by the Trustee for so long as the Trustee shall think proper.

(2)
To sell alienate or otherwise dispose of all or any property at any time forming part of the Trust Fund in such manner by public or private treaty and for such price in money or other consideration and on such conditions as the Trustee may think proper and to receive the consideration and grant discharges therefor.

(3)
To exercise all the voting powers attaching to any shares stock debentures units sub-units or other securities at any time forming part of the Trust Fund (and “securities” when hereinafter used includes shares stock debentures units sub-units and all options thereon).

(4)	To exchange property for other property of a like or different nature and for such consideration and on such conditions as the Trustee may consider advisable.

(5)
To compromise and settle for such consideration and upon such terms and conditions as the Trustee may consider advisable all matters arising in relation to the Trust hereby created or the Trust Fund and all such compromises and settlements shall be binding on all the Beneficiaries and others who in the future acquire any interest under this Deed.

(6)
To carry on any business which the Trustee may in its absolute discretion think fit either alone or in partnership including (without restricting the generality of the foregoing) partnerships with the Trustee (or any of the directors of the Trustee) either in its own right or in the capacity of a trustee or in any other capacity or with a company in which the Trustee (or any of the directors of the Trustee) is directly or indirectly interested either in its own right or in the capacity of a trustee or in any other capacity.

(7)
To surrender and deliver up any securities forming part of the Trust Fund for such consideration and upon such terms and conditions as the Trustee may approve to any company unit trust or mutual fund reducing its capital and the Trustee may receive such consideration in the form of cash securities or other assets as may be agreed between the Trustee and such company unit trust or mutual fund or the trustees of such.

(8)
To consent to any re-organisation and re-construction whether by way of merger, amalgamation, scheme of arrangement, reduction of capital or otherwise howsoever of any company unit trust or mutual fund the securities of which form part of the Trust Fund and to consent to any reduction of capital or other dealing with such securities as the Trustee may consider advantageous or desirable.

(9)	To invest the Trust Fund including any moneys forming part thereof and requiring investment hereunder in such investments as the Trustee may in its absolute discretion think fit and desirable whether or not such investments shall be authorised by law for the investment of trust funds and the Trustee to have the same full and unrestricted power of selling investing transposing exchanging or varying investments as if the Trustee were absolutely entitled in all respects beneficially to the Trust Fund and without in any way restricting the foregoing provisions of this Clause:-

(i)
to invest the Trust Fund including such moneys as aforesaid in the purchase of shares in any company (wherever incorporated) securities units of any unit trust scheme (including unit of any unit trust scheme of which the Trustee or any Associate of the Trustee is manager or trustee on the same terms as are usual between the manager and trustee of the unit trust and other holders of its units) securities policies of assurance or other investments or property (real or personal) whatsoever and wheresoever situate and in the taking on lease for such period and upon such terms as the Trustee thinks fit of any real or personal property (whether or not for the beneficial occupation use or enjoyment of any of the Beneficiaries) and whether involving liability or not and whether in possession or reversion and whether producing income or not or upon such personal credit with or without security and upon such terms as the Trustee shall in its absolute discretion think fit and the Trustee shall have the same full and unrestricted power of investing and transposing investments as if the Trustee were entitled in all respects beneficially to the Trust Fund;

(ii)	to invest in the purchase or acquisition of units or sub-units of any fixed or flexible public or private unit trust or mutual fund wheresoever established;

(iii)	from time to time to lend moneys whether secured or unsecured and either with or without interest to any person or to any company;

(iv)
to place any funds on deposit in any currency in any part of the world with any bank, deposit taking company, investment manager or any other financial institution and whether with or without interest or at a negative interest rate;

(v)
(without diminishing the generality of any provisions hereunder) to invest in the purchase and sale of currencies (including forward and other exchange contracts), commodities (including gold and silver bullion), works of art, coins, collectables, precious stones, minerals, precious and non-precious metals and other raw and manufactured materials of any nature whatsoever and in the purchase and sale of options and futures relating thereto.

(10)
To determine whether any sums received or disbursed are on account of capital or income or partly on account of one and partly on account of the other and in what proportions and the decision of the Trustee whether made in writing or implied from the acts of the Trustee shall be conclusive and binding.

(11)
To employ and pay for such professional or other assistance as the Trustee may deem requisite in the discharge of the duties of the Trustee including assistance from a partner of a trustee or from a person who is a director and/or shareholder of a company which is a trustee.

(12)
To act on the opinion or advice of or information obtained from any financial adviser lawyer valuer surveyor broker auctioneer or other expert or professional and so that the Trustee shall not be responsible for any loss depreciation or damage occasioned by acting or not acting in accordance therewith.

(13)	To determine all questions and matters of doubt which may arise in the course of the management administration realisation liquidation partition or winding up of the Trust Fund.

(14)
Generally to perform all acts of alienation and hypothecation and other acts of ownership to the same extent and with the same effect as might have been done if this Deed had not been made and the decision and action of the Trustee whether actually made or taken in writing or implied from the acts of the Trustee shall be conclusive and binding on all the Beneficiaries and others who in the future acquire any interest under this Deed.

(15)
To acquire by any means whatsoever land or interests in land of any tenure and whether improved or unimproved and wheresoever situated including but without limiting the generality of the foregoing by becoming the original lessee or sub-lessee of land or any interest in land.

(16)	To demolish and to erect buildings on and effect improvements to any property forming part of the Trust Fund and also to conduct farming operations and lease all or any part of such property.

(17)
To permit any Beneficiary being an individual to occupy or reside in any dwelling house which or the proceeds of sale of which may for the time being be subject to the trusts hereof either free of any cost to such Beneficiary or upon such conditions as to payment of rent, rates, insurance, taxes or other expenses and outgoings and as to repair and decoration and for such period and generally upon such terms as the Trustee in its absolute discretion shall think fit and to permit any Beneficiary to have the use of any chattels which may for the time being form part of the Trust Fund either free of any cost to such Beneficiary or upon such conditions as to payment of hire taxes, expenses, outgoings, insurance, repair and maintenance thereof and for such period and generally upon such terms as the Trustee in its absolute discretion shall think fit.

(18)
To institute and defend proceedings at law or to authorise the institution and defence by any Associate of the Trustee of any such actions, proceedings or claims and to proceed to the final end and determination thereof or compromise the same as the Trustee shall consider advisable.

(19)
To incorporate any company or other body corporate in any place in the world at the expense of the Trust Fund with limited or unlimited liability for the purpose (inter alia) of acquiring and/or holding the whole or any part of the Trust Fund.  The consideration on the sale of the Trust Fund or any part thereof to any company or other body corporate incorporated pursuant to this sub-clause may consist wholly or partly of fully paid shares, debentures or debenture stock or other securities or obligations secured or unsecured of such company and may be credited as fully paid and may be allotted to or otherwise vested in the Trustee and be capital money in the Trustee's hands.

(20)
To accumulate the income of the Trust Fund or any part thereof for such period as may be allowed by law by investing the same and the resulting income therefrom in any investments hereby authorised such power to be additional to and in no way a limitation upon the powers conferred by sub-clause (b) of Clause 6 of this Deed.

(21)	To exercise or concur in exercising the voting and other rights attaching to any securities for the time being of the Trust Fund.

(22)
To borrow at any time any moneys required for the purposes hereof upon such terms as to repayment of principal and payment of interest (if any) as it shall in its absolute discretion think fit and the Trustee may for this purpose mortgage, charge, deposit or otherwise encumber in favour of the lender the whole or any part of the Trust Fund or any interest therein and shall be entitled to recover from the Trust Fund and have a right of recourse against the Trust Fund in respect of such borrowings.

(23)
To make loans secured or unsecured with or without interest to any Beneficiary or to any other person trust company or unit trust or to guarantee or indemnify any obligations of any Beneficiary or any other person trust company or unit trust or to become surety for any Beneficiary or any other person trust company or unit trust without any liability for any loss which may result and for these purposes the Trustee may mortgage, charge, deposit or otherwise encumber the whole or any part of the Trust Fund or any interest therein and shall be entitled to recover from the Trust Fund and have a right of recourse against the Trust Fund in respect of such loan or guarantee or indemnity.

(24)
To give valid and effectual receipts for any capital or other moneys received by the Trustee where the Trustee is the sole trustee hereof for all purposes and for the purposes of any statutory enactments including receipt of capital moneys which may or may not be deemed to be capital moneys.

(25)
To effect, acquire or enable any Beneficiary to acquire any policy or policies of assurance on the life of any person or any endowment policy or policies (including any term policy or policies for the education, advancement or otherwise for the benefit of any Beneficiary) and to maintain, sell, surrender, exchange or otherwise deal with same as if the Trustees were beneficially entitled thereto.

(26)
The Trustee may in its absolute discretion and at any time or times and from time to time store all or any information and documents relating to and in connection with the Trust and/or the administration thereof by way of electronic document storage, including but not limited to storage by way of document image processing and shall have absolute discretion in determining whether or not such electronic document storage shall be the sole form of storage of such information or particular document.

(27)
The Trustee may in its absolute discretion and at any time or times and from time to time transfer all or any information and documents relating to and in connection with the Trust and/or administration hereof, including but not limited to personal data relating to the Settlor, howsoever stored and in whatever form to any country, state or territory and whether or not such transfer is in contemplation of the carrying on of the general administration of the Trust in such jurisdiction.

(28)
The Trustee may at any time or times and from time to time release or disclose information and documents relating to and in connection with the Trust and/or the administration thereof to such party including but not limited to any taxation or government authorities anywhere in the world as the Trustee may in its absolute discretion deem necessary in compliance with any duties and obligations of the Trustee or any Beneficiary hereof or any other party related directly or indirectly to the Trust howsoever and wheresoever arising and whether legally enforceable or not.

THE NINTH SCHEDULE

The Final Repository is such charity or charities, and if more than one in such shares, as the Trustee shall in its absolute discretion determine.

THE TENTH SCHEDULE

Name of the Special Company:

Alpha Great Holdings Limited, a company incorporated in the British Virgin Islands.

IN WITNESS whereof the parties hereto have hereunto affixed their hands and seals the day and year first hereinbefore mentioned.

SIGNED SEALED and DELIVERED by the said LI GANGJIN in the presence of:-	) ) ) )

INTERPRETED by me WANG YINGBO	)

to LI GANGJIN in the Mandarin dialect of	)
the Chinese language and he confirmed prior	)
to the execution hereof that he understood	)
fully the content of the same	)

The Singapore Seal of HSBC INTERNATIONAL TRUSTEE LIMITED was hereunto affixed in the presence of:-	) ) )

Authorised Signatory

Authorised Signatory

Exhibit D

Dated the                 day of                         2010

BETWEEN

LI WEIGANG
(as Settlor)

AND

HSBC INTERNATIONAL TRUSTEE LIMITED
(as Trustee)

DEED

CONSTITUTING

LWG FAMILY TRUST

26.	Indemnity	17

27.	Trustee's Liability	17

28.	Trustee's Powers and Duties in relation to Companies	18

29.	Special Companies	20

30.	Irrevocability of the Trust	25

31.	Release of Powers	25

32.	Proper Law of the Trust	25

33.	Forum for Administration of the Trust	25

34.	Change of Proper Law	26

35.	Enlarging the Excluded Class	26

36.	No Benefit to Excluded Class	26

37.	Final Repository	26

38.	No Charitable Intent	27

39.	No Obligation to inform Beneficiaries of this Trust	27

40.	Service of Notice	27

41.	Reserved Powers	27

	The First Schedule	28

	The Second Schedule	28

	The Third Schedule	28

	The Fourth Schedule	28

	The Fifth Schedule	28

	The Sixth Schedule	28

	The Seventh Schedule	29

	The Eighth Schedule	29

	The Ninth Schedule	33

	The Tenth Schedule	33

THIS DEED OF SETTLEMENT is made the                day of                             Two Thousand and Ten between the person named in the First Schedule hereto as the Settlor (hereinafter called the “Settlor”) of the one part and the company named in the First Schedule hereto as the Trustee (hereinafter called the “Trustee”) of the other part.

WHEREAS:-

(A)
The Settlor covenants on the execution of this Deed to pay to the Trustee the Scheduled Property as specified in the Second Schedule hereto to be held by it upon the trusts and subject to the terms and conditions hereinafter declared and contained.

(B)	It is contemplated that further sums of money or property may be transferred or placed under the control of the Trustee to be held on the trusts hereof concerning the same.

NOW THIS DEED WITNESSETH as follows:-

INTERPRETATION

1.	In this Deed the following expressions shall have the following meanings:-

(a)	“Associate of the Trustee” means:-

(i)	any subsidiary or associated company of the Trustee;

(ii)	any company of which the Trustee is directly or indirectly an associated company;

(iii)	any holding company of the Trustee or of any company included in (ii) above; and

(iv)	any subsidiary or associated company of any company included in (iii) above.

(b)	“Beneficiaries” means:-

(i)	the persons named in the Third Schedule hereto; and

(ii)	any person or class of persons as may be appointed from time to time by the Trustee in accordance with Clause 5(c);

but shall not include any person who has ceased to be member of the class of Beneficiaries pursuant to Clause 3 hereof or is a member of the Excluded Class.

(c)
“Concentrated Holding” means any financial asset which the Settlor or the Settlor’s Successor may from time to time stipulate, by notice in writing to the Trustee, to be a Concentrated Holding for the purposes of Clause 13.

(d)
“Core Asset” means any asset contained in the Trust Fund which the Settlor or the Settlor’s Successor shall nominate in writing to the Trustee at the time of its addition to the Trust Fund to be a Core Asset for the purposes of Clause 13, together with any other asset contained in the Trust Fund as the Settlor or the Settlor’s Successor shall confirm in writing to the Trustee after its addition to the Trust Fund to be and to have always intended to have been treated as a Core Asset for the purposes of Clause 13.

(e)	“Excluded Class” means:-

(i)	the Trustee other than when acting in a fiduciary or trustee capacity of any trust or settlement in which no member of the Excluded Class has any beneficial interest therein or is the object of a discretionary power of appointment;

(ii)	the persons named in the Fifth Schedule;

(iii)
every corporation in which any other member of the Excluded Class has at the time at which it is necessary to ascertain whether it is a member of the Excluded Class a beneficial interest as shareholder or which would entitle that member of the Excluded Class to take the benefit or part of the benefit received by such corporation under or pursuant to the trusts of this Deed were it not a member of the Excluded Class but excluding any Associate of the Trustee acting in a fiduciary or trustee capacity of any trust or settlement in which no member of the Excluded Class has any beneficial interest therein or is the object of a discretionary power of appointment;

(iv)	the trustees for the time being of any trust or settlement in which any member of the Excluded Class has any beneficial interest therein or is the object of a discretionary power of appointment; and

(v)
such other person as the Trustee shall pursuant to Clause 35 of this Deed determine in accordance with such Clause to be thenceforth a member of the Excluded Class from the date such determination takes effect and otherwise upon the terms specified in such determination.

(f)	“Final Repository” means the party or the parties named in the Ninth Schedule.

(g)	“Incapacitated” has the following meaning:

(i)
A person shall be deemed to be “Incapacitated” if the Trustee receives a certificate signed by two qualified examining physicians stating that such person is unable to act prudently or effectively because of accident, physical or mental deterioration or other similar cause, PROVIDED THAT upon the receipt of such certificate the Trustee may, at the expense of the Trust Fund, obtain a further certificate from a qualified examining physician.  If the Trustee applies for such a further certificate then unless and until such certificate is obtained and confirms that such person is unable to act prudently or effectively because of accident, physical or mental deterioration or other similar cause, such person shall not be deemed Incapacitated.  Where a person is deemed Incapacitated under this sub-clause, such incapacity shall be deemed to continue unless or until the Trustee receives a certificate to the contrary signed by two qualified physicians.

(ii)
In addition, the Trustee shall have sole and absolute discretion to deem any person to be “Incapacitated” for purposes of this Deed in the event that the Trustee determines that such person is, for any reason whatsoever, unable to exercise his or her free will, including without limitation by specification thereof because of the political events in any country or because of pressure brought to bear on such person by any other person or persons, and if the Trustee shall determine in accordance with this provision that any person shall be Incapacitated, the Trustee shall pass a formal resolution to that effect and such incapacity shall be deemed to continue unless and until the Trustee passes a formal resolution determining that it has ceased.

And “Incapacity” shall be construed accordingly.

(h)	“issue” means children and issue including those conceived but not born at the relevant time, who are legitimate, legitimated or adopted (before the Vesting Date) but not illegitimate children or issue or those who claim through illegitimate children or issue.

(i)
“Perpetuity” means any disposition whatsoever of the Trust Fund or part thereof which would be void by reason of it infringing the rules of law known as the rules against perpetuities as applicable to the Trust constituted by these presents.

(j)
“Perpetuity Period” means the period commencing on the date of this Deed and ending on the earlier to occur of (a) the date immediately preceding the eightieth anniversary of the date of this Deed; and (b) the date immediately preceding the twenty first anniversary of the date of the death of the last to survive of the descendants of King George the Sixth of England living at the date of this Deed.

(k)
“person” means and includes a natural person or body corporate, partnership or body of persons and the trustees of trusts under which all interest in corpus and income thereunder must indefeasibly vest on or before the Vesting Date.

(l)	“Property” means real and personal moveable or immoveable property of any description and wheresoever situate including (without limiting the generality thereof) policies cash and choses in action.

(m)
“Protector” means the person named in the Fourth Schedule hereto or other Protector for the time being, being such person as appointed to the office of the Protector in accordance with Clause 17 hereof.

(n)	“Restricted Powers” means the powers of the Trustee specified in the Seventh Schedule hereto.

(o)	“Schedule” means the schedules attached to and forming part of this Deed and the provisions and information therein set out.

(p)	“Scheduled Property” means the property specified in the Second Schedule hereto.

(q)	“Settlor’s Successor” means:

(i)
the person nominated by the Settlor or any Settlor’s Successor to be the Settlor’s Successor for the purposes of Clauses 13 and 29 in lieu of the Settlor or such previous Settlor’s Successor (as the case may be);

(ii)
upon the death or during the Incapacity of the Settlor or any Settlor’s Successor, the person nominated by the Settlor or such Settlor’s Successor to be the Settlor’s Successor for the purposes of Clauses 13 and 29 after such death or during such Incapacity; or

(iii)	if at any time after the death or during the Incapacity of the Settlor there is no Settlor’s Successor who is alive and not Incapacitated:

(A)	the Protector (if any); or

(B)	if there is no Protector, any person nominated by the Trustee to be the Settlor’s Successor for the purposes of Clauses 13 and 29.

(r)	“Special Company” has the meaning attributed by Clause 29.

(s)	“Trust” means the Trust constituted by this Deed as amended from time to time and known by the name specified in Clause 2.

(t)	“Trust Fund” means:-

(i)	the Scheduled Property;

(ii)	any further or additional property which any person may donate to or vest or cause to be vested in the Trustee to be held upon the trusts and with and subject to the powers and provisions hereof;

(iii)	any accumulations of income; and

(iv)
the property for the time being and from time to time representing the Scheduled Property and the further or additional property (if any) aforesaid and the accumulations covered by sub-clause (iii) above.

(u)	“Trustee” means the Trustee or other trustee for the time being of the Trust appointed pursuant to the provisions in this Deed.

(v)
“Vesting Date” means the date which is the last day of the Perpetuity Period or such earlier date as the Trustee may in accordance with Clause 7(a) hereto declare to be the Vesting Date for the purposes of this Deed.

And for the purpose of this Deed the singular shall mean and include the plural and vice versa and any gender shall mean and include all other genders.

NAME OF THE TRUST

2.	This Trust is to be known as LWG FAMILY TRUST.

REMOVAL AND DISCLAIMER OF BENEFICIARIES

3.	(a)
The Trustee may by deed revocable or irrevocable before the Vesting Date declare that any person within the definition of Beneficiaries hereunder  shall cease to be a Beneficiary and as from the date upon which such deed shall take effect such person shall cease to be a Beneficiary for all purposes of this Deed.

(b)
Any Beneficiary being of full age shall have the right by deed before the Vesting Date to disclaim all or any of his interest in the trusts declared by and contained in this Deed and upon execution and delivery of such deed by the Beneficiary to the Trustee, the Beneficiary shall thenceforward cease to be a Beneficiary for all purposes of this Deed or an object of a discretionary power under this Trust to such extent as specified in the deed.

DECLARATION OF TRUST AND ADDITIONAL PROPERTY

4.	(a)
It is hereby declared that the Trustee will hold the Trust Fund UPON TRUST to either allow the Property in the Trust Fund to remain as actually invested so long as the Trustee thinks fit or to at any time at its discretion sell call in or convert into money the same or any part thereof and invest the moneys produced thereby in or upon any of the investments hereby authorised with power at its discretion to vary or transpose any investments for or into others of any nature hereby authorised.

(b)
The Trustee shall have the right in its absolute discretion at any time during the continuance of the trust hereby created to accept such additional property as may be donated to or vest or cause to be vested in the trust hereby constituted by any person either personally or by testamentary act or disposition.

TRUSTEE'S DISCRETIONARY POWERS OF APPOINTMENT

5.	(a)
The Trustee shall stand possessed of the Trust Fund and the income thereof UPON TRUST and with full power from time to time and at any time before the Vesting Date by resolution to appoint pay or apply the whole or any part of the Trust Fund and the income thereof for the advancement maintenance education or benefit of all or such one or more to the exclusion of the other of the Beneficiaries and in such proportions or manner and upon such other terms and conditions as the Trustee shall in its absolute and uncontrolled discretion deem appropriate PROVIDED THAT no payment, appointment or advancement made herein:-

(i)	shall be made if it is a Perpetuity; and

(ii)	shall be revoked or be revocable

AND in exercising the aforesaid powers the Trustee shall not be bound as such trustee to see to the application by any person of any moneys paid.

(b)
In the exercise by the Trustee of its powers under sub-clause (a) above in favour of a Beneficiary who is not sui juris by reason of infancy or otherwise the Trustee may pay or apply such part of the income of the Trust Fund as it shall think fit to the parent guardian or other person for the time being having the care or custody of such Beneficiary without being liable or responsible to see to any application thereof so that the receipt of such parent guardian or other person for the time being having the care or custody of such Beneficiary as the case may be shall be a complete discharge to the Trustee.

(c)	The Trustee may in its absolute discretion at any time by deed appoint additional persons not being members of the Excluded Class to become Beneficiaries.

TRUSTS AS TO INCOME

6.	(a)
Any income of the Trust Fund which has not been appointed paid or applied pursuant to Clause 5(a) above in any calendar year before the Vesting Date shall at the last day of such calendar year and during such time as is permitted by any applicable law be accumulated and dealt with as an accretion to the capital of the Trust Fund.

(b)
Any income of the Trust Fund in any calendar year before the Vesting Date which has not been appointed paid or applied under Clause 5(a) hereof or validly accumulated under Clause 6(a) hereof shall at the last day of such calendar year be held for those persons who are named as Beneficiaries of this Trust and then living or in existence in equal shares.

(c)
Any income of the Trust Fund in any calendar year before the Vesting Date not validly disposed of or accumulated under Clauses 5(a), 6(a) or 6(b) hereof will be held for the Final Repository absolutely to the intent that there will be no resulting trust to the Settlor.

TRUSTS ON VESTING

7.	(a)
The Trustee may in its absolute discretion by deed at any time declare an earlier Vesting Date which shall be any date being not earlier than the date of this Deed nor later than the last day of the Perpetuity Period.

(b)
Subject to any appointment payment or application pursuant to Clause 5(a) above the Trustee shall on the Vesting Date stand possessed of the Trust Fund and the income thereof upon trust to distribute the same to the Beneficiaries or any one or more of them to the exclusion of the other of them as the Trustee shall in its absolute discretion determine, such discretion to be exercised in writing before the Vesting Date and in default of such determination for all of the Beneficiaries then living or in existence in equal shares.

(c)
If on the Vesting Date there shall be no Beneficiaries then living or in existence then the Trustee shall stand possessed of the Trust Fund for the Final Repository absolutely to the intent that there will be no resulting trust to the Settlor.

TRANSFER TO ANOTHER TRUST

8.
Notwithstanding anything hereinbefore contained the Trustee shall have power at any time and from time to time in its absolute discretion to pay or transfer the whole or any part of the Trust Fund or the income thereof with or without consideration to the trustee for the time being of any settlement whereunder all or any one of the Beneficiaries are beneficiaries whether absolutely contingently presumptively or prospectively to be held by such trustee as an addition to the property comprised in such other settlement (free and discharged from the trusts powers and provisions hereof) whether such other settlement shall be governed by the proper law of this Trust as specified in Clause 32 hereto or by the laws of some other country, province, state or territory and whether or not the trustee thereof shall be subject to the jurisdiction of the courts of the country, province, state or territory as specified in Clause 33 hereto  PROVIDED HOWEVER THAT no payment or transfer shall be made pursuant to the provisions of this Clause if it is a Perpetuity or if it will be made in favour of or result in any benefit to any member of the Excluded Class.

POWER OF DELEGATION AND USE OF SERVICES

9.	(a)
The Trustee may from time to time deposit the securities or documents of title to any Property in the Trust Fund or otherwise vest the custody and control of any assets in the Trust Fund with a bank trust company investment broker or like institution or any other such third party as the Trustee shall in its absolute discretion deem fit including any Associate of the Trustee in any part of the world (in this sub-clause called the “Custodian”) and may delegate to such Custodian such of the trusts and powers hereby or by law vested in the Trustee with reference to the securities or documents of title so deposited as the Trustee may consider expedient so to delegate and the Trustee shall not be liable or responsible for any loss whatsoever not caused by its own fraud which may in any manner occur in relation thereto.

(b)
Without restricting the generality of the foregoing provisions and in exercise of its investment powers hereunder, the Trustee shall be at liberty to seek investment advice from and to utilise the discretionary investment management services provided by any firm or company providing investment management services including any Associate of the Trustee and any such firm or company shall be entitled (without being liable to account for any profit made thereby) to charge for the giving of such advice and provision of such services at such rates of remuneration as shall be charged from time to time by such firm or company to its clients (and such charges shall be deemed expenses properly incurred and recoverable accordingly).  The Trustee shall be at liberty to act on such investment advice and to employ such firm or company for all or any of the purposes aforesaid and for the implementation of any advice so given and the Trustee shall not in any circumstances be or become liable for so acting or employing any such firm or company for all or any of the purposes aforesaid.

(c)
The Trustee shall not be bound in any case to act personally but shall be at full liberty to act through managers and officers appointed by it on its behalf or to employ any contractor manager solicitor accountant clerk workman employee or servant or any agent (including any Associate of the Trustee) to transact all or any business of whatever nature which it is required or permitted to do including the receipt and payment of money and the Trustee shall decide the remuneration to be allowed and paid and may pay the same and all charges and expenses so incurred out of the Trust Fund or the income thereof.

(d)
The Trustee shall have power from time to time to give proxies or powers of attorney with or without powers of substitution for voting or acting on behalf of the Trustee as the owner of any shares or securities in any company or any other corporate body unit trust or other person or entity.

REGISTRATION OF PROPERTY IN TRUST FUND

10.
It shall not be necessary for any Property in the Trust Fund to be registered in the name of the Trustee but the same may in the discretion of the Trustee be registered in the name of any nominee of the Trustee or in any other name.

DEPOSITS IN BANK

11.
The Trustee shall, in the exercise of its investment powers under this Deed, be at liberty to invest in any account and place cash or other moneys or deposits for the time being subject to the trusts hereof with any bank or financial institution in any part of the world and upon such terms as to maturity as the Trustee may in its absolute discretion think fit.  Further and without prejudice to the generality of the foregoing the Trustee in exercising the aforesaid powers may in its absolute discretion use the services of any Associate of the Trustee (which for the purpose of this Clause only are collectively referred to as the “Associates”) including the placing of any account, time or other deposit with any Associates or investing in notes or debentures or other obligations of any Associates from time to time and to employ and place moneys with any Associates which carry on the business of managing or investing moneys and funds and the Associates may retain and keep all profits, fees, commissions, bonuses and perquisites arising in connection with any such account, deposit, note, debenture, obligation, employment, placement or business and charge and be paid from out of the capital and/or income of the Trust Fund all fees charges and expenses customarily charged by any of them.

INVESTMENT AND ADMINISTRATION POWERS

12.
Subject always to Clause 13 herein, in addition to all the powers vested in trustees by law or statute the Trustee without the consent of any Beneficiary shall have and may exercise in its absolute uncontrolled discretion from time to time the powers contained in the Eighth Schedule hereto.

CORE ASSETS AND CONCENTRATED HOLDINGS

13.	(a)
It is expressly declared that the Settlor’s intentions in establishing the trusts hereby created include (i) if the Trust Fund is comprised in whole or in part of one or more Core Assets that the Trustee hold such Core Assets indefinitely and in the state and condition they were in upon addition to the Trust Fund, and (ii) to allow part or whole of the Trust Fund be invested from time to time in certain Concentrated Holdings.

(b)
For the purposes of this Clause 13 (including in relation to the definitions of “Core Asset” and “Concentrated Holding” in Clause 1), references to assets being acquired or held by the Trustee and/or forming part of or being added to the Trust Fund shall include any assets acquired and held either directly by the Trustee or through one or more companies wholly owned by it.

(c)
Without limiting the generality of Clauses 26 and 27(c), the Trustee shall not exercise any power to divest itself or otherwise change the nature or quantum of its holding of any Core Asset in its actual state and condition upon addition to the Trust Fund except:-

(i)	on instruction in writing by the Settlor or the Settlor’s Successor; or

(ii)	if the Trustee bona fide considers that the continued retention of any Core Asset would or might make it subject to any criminal sanction or civil liability to persons not connected with the Trust; or

(iii)
if the Trustee considers that the continued retention of any Core Asset could have an adverse impact on the reputation of the Trustee or any Associate of the Trustee including, without limitation, where the underlying business activity invested in would or might be considered unlawful, immoral, unethical or otherwise highly controversial.

(d)
Without limiting the generality of Clauses 26 and 27(c), the Trustee shall acquire and retain any Concentrated Holding and shall not thereafter exercise any power to divest itself or otherwise change the nature or quantum of its holding of any Concentrated Holding except:-

(i)	on instruction in writing by the Settlor or the Settlor’s Successor; or

(ii)
if the Trustee bona fide considers that the continued retention of any Concentrated Holding would or might make it subject to any criminal sanction or civil liability to persons not connected with the Trust; or

(iii)
if the Trustee considers that the continued retention of any Concentrated Holding could have an adverse impact on the reputation of the Trustee or any Associate of the Trustee including, without limitation, where the underlying business activity invested in would or might be considered unlawful, immoral, unethical or otherwise highly controversial.

(e)	While the Trust Fund continues to be comprised in whole or in part of any Core Asset and/or Concentrated Holding:

(i)
No person who is or may become entitled to benefit hereunder shall be entitled to compel the sale or realisation of any Core Asset or Concentrated Holding or of any other asset comprised in the Trust Fund notwithstanding that retention of the same may result in the Trust Fund comprising wholly or substantially of:-

(1)	any one asset or one type of asset alone (and in particular a Core Asset) or any significant concentration in holdings of one or more type of assets (and in particular, any Concentrated Holding);

(2)	assets that involve liability or that are non-income-producing; and/or

(3)	investments of a speculative or wasting nature;

(ii)
In addition, and without limitation to any other provision of this Deed, it is expressly declared that neither the Trustee nor any Associate of the Trustee involved in the administration of the Trust, whether acting as director of a wholly owned subsidiary of the Trust or otherwise shall have any liability, obligation or responsibility whatsoever and shall not be deemed to be in breach of trust or to be guilty of neglect or default with respect of any loss, damage, claims, actions, costs or expenses of any kind arising out of or in connection with any loss or damage including without limitation any diminution in the value of any part of the Trust Fund occurring as a result whether directly or indirectly of the retention of any Core Asset and/or the acquisition and retention of any Concentrated Holding in accordance with this Clause 13 unless such loss, damage or diminution in value arises from the fraud or dishonesty of the Trustee or the Associate of the Trustee (as appropriate);

(iii)
The Trustee shall not be responsible or liable in any way for the performance of any Core Asset or of any Concentrated Holding. The Trustee shall have no duty to inspect or review the portfolio of Core Assets or Concentrated Holdings or to give any directions or suggestions or warnings in relation to any Core Asset or Concentrated Holding, whether generally or in relation to any particular asset, or to intervene, in particular where no action is being taken by the Settlor or the Settlor’s Successor in relation to assets which are falling in value; and

(iv)
In the event that an instruction is required by the Trustee as a result of a change in circumstances or on the maturity or otherwise in relation to any Core Asset or Concentrated Holding, the Trustee may request instructions in writing from the Settlor or the Settlor’s Successor and, in the event that such instructions are not forthcoming within 72 hours, the Trustee may deal with such investments as it shall in its absolute discretion think fit.

(f)
For the avoidance of doubt, the provisions of Clauses 27(c), 28 and 29 shall apply if and as appropriate to any asset designated as a Core Asset or a Concentrated Holding provided that if there is any inconsistency between this Clause and any of Clauses 27(c), 28 or 29 then this Clause shall prevail but only to the extent of such inconsistency.

POWER TO PAY DUTIES AND TAXES

14.	(a)
In the event of any probate succession estate duty capital transfer tax inheritance tax capital gains tax income tax stamp duty or fiscal imposition or other fees charges interest and penalties whatsoever becoming payable in respect of the Trust Fund or any part thereof in any part of the world and under any circumstances whatsoever (in this Clause 14 collectively called the “Charges”) the Trustee shall be fully indemnified against the Charges and shall have power to pay all Charges out of the Trust Fund at such time or times and in such manner as the Trustee in its discretion may determine and for such purpose may from time to time realise such Property in the Trust Fund in such manner and at such time as the Trustee shall think fit whether or not the same shall be enforceable against or recoverable from the Trustee or the Beneficiaries or other persons entitled hereunder and notwithstanding that the payment shall not be to the advantage of any Beneficiary or other person entitled hereunder and no person shall be entitled to make any claims whatsoever against the Trustee by reason of it making such payment or payments.

(b)
The Trustee may enter into any indemnity in favour of any former trustee or any other person in respect of any Charges or other liability whether of a fiscal nature or not and whether existing contingent future or otherwise in respect of the Trust Fund or otherwise in connection with this Trust and to charge, deposit or otherwise encumber the whole or any part of the Trust Fund as security for such indemnity in such manner as the Trustee shall think fit.

FEES AND REMUNERATION

15.	(a)
The expenses in connection with the administration of this Trust and investment of any part of the Trust Fund including but not limited to all expenses in connection with the exercise of any of the powers herein conferred upon the Trustee and the remuneration and charges of the Trustee hereinafter provided for shall be charged against the income and/or the capital of the Trust Fund as the Trustee shall in its absolute discretion deem fit.

(b)	The appointment of any trustee which shall be a trust corporation or a company authorised to undertake trust business as Trustee of this Trust shall be upon the terms herein contained and the Trustee shall be entitled to charge and be paid out of the Trust Fund and/or income thereof remuneration fees and charges for its services (in this sub-clause called “Fees”) in addition to reimbursement of its proper expenses and as a first charge on the Trust Fund and/or income thereof.  Subject to the Trustee's power to revise its Fees as provided in this sub-clause, the amount of Fees shall be as agreed between the Protector and the Trustee.  In addition, the Trustee shall in its absolute discretion have the power from time to time to charge Fees in accordance with any later published standard terms and conditions or scale of charges of the Trustee in force from time to time and all Fees and proper expenses incurred by the Trustee (at such rates as the Trustee determines from time to time) shall be charged and be paid out of the Trust Fund and/or income thereof.

(c)
The Trustee shall be entitled to retain any profit or other benefit arising by way of fees, brokerage, commissions, perquisites or otherwise obtained or received by it in connection with any account, investment, deposit, note, debenture, obligation, employment, placement or business or transaction carried out on behalf of the Trust for its own personal use and benefit without being liable to account therefor to any person notwithstanding that such fees, brokerage, commissions or perquisites arose directly or indirectly by virtue of or in connection with the Trustee having acted as trustee of this Trust or procured by an exercise by the Trustee of powers over the Trust Fund.

APPROPRIATION OF ASSETS

16.
The Trustee may appropriate any part of the Trust Fund in the actual condition or state of investment thereof at the time of appropriation in or towards satisfaction of the share of any person in the Trust Fund as the Trustee may deem just and reasonable without the necessity of obtaining the consent of any person.

THE PROTECTOR

17.	(a)
The Protector may, by will or by deed inter vivos whether revocable or irrevocable and whether having immediate effect or postponed in its effect or contingent upon any event or lapse of time, appoint any person not being a person named in the Sixth Schedule hereof as an additional Protector or in substitution for a Protector.

(b)	The Protector may resign from such position by notice in writing to the Trustee.

(c)
The office of a Protector shall be immediately determined and vacated if such Protector being an individual shall have died, shall be found to be of unsound mind or mentally incompetent shall become bankrupt or make any arrangement or composition with his creditors generally or if such Protector being a company shall enter into liquidation whether compulsory or voluntary (not being merely a voluntary liquidation for the purpose of amalgamation or reconstruction).

(d)	If at any time there is no Protector, the Trustee shall have the power by deed to appoint any person not being a person named in the Sixth Schedule hereof as a Protector.

(e)	If there is more than one person holding the office of Protector at any time, then such persons holding such office shall act jointly.

(f)
The Protector for the time being may at any time or times and from time to time before the Vesting Date by deed irrevocable renounce and release any power conferred on the Protector by this Deed and upon such renunciation and release such power shall be deemed to be at an end and no longer exercisable by the Protector.

(g)
In the event that there is no Protector named or appointed pursuant to the provisions hereinbefore, all terms conditions and provisions of this Deed shall be read and construed as if all references to the Protector were omitted until such time that a new Protector is appointed.

(h)
It is hereby declared that the Protector in acting as such is not acting in a fiduciary capacity and shall not have the liabilities or duties of a fiduciary.  In addition, the Protector shall not be liable for any loss to the Trust Fund howsoever caused, arising either directly or indirectly from any act or omission in the professed execution or non-execution or exercise or non-exercise of the powers and discretions hereby or by law conferred upon the Protector unless due to the wilful neglect or default, fraud or dishonesty of the Protector (or in the case of a corporate Protector of any director officer or employee of the Protector).  Without limitation to the generality of the foregoing, the Protector shall not be liable for any mistake or omission made in good faith.  The Protector may take as correct such accounts as may be furnished to it and shall not be obliged to verify the same.

(i)
The Protector shall be indemnified out of the Trust Fund against all losses, liabilities, claims, demands, actions, damages, costs and expenses incurred by the Protector in connection with this Trust except those resulting from the wilful default, gross negligence, fraud or dishonesty of the Protector (or in the case of a corporate Protector of any director officer or employee of the Protector).

(j)
Any Protector for the time being hereof being an individual or a company engaged in any profession or business shall be entitled to charge and be paid all usual professional or other charges for acting as Protector and for all business done time spent services rendered and expenses incurred and in the execution of the Protector's powers and duties hereunder whether in the ordinary course of his or her or its business or not.

PROTECTOR'S RIGHT TO RECEIVE NOTICE

18.	(a)	The Trustee shall not be entitled to exercise any of the Restricted Powers except after having given notice to the Protector and then only in accordance with the provisions of this Clause.

(b)
The Trustee shall serve written notice on the Protector of its intention to exercise any Restricted Power and setting out the manner in which it proposes exercising such power not less than thirty (30) days (in this Clause called the “Notice Period”) prior to the exercise of such power.  No Restricted Power shall be exercised by the Trustee otherwise than in the manner specified in such a notice and shall not be exercised prior to the expiry of the Notice Period unless the Protector shall otherwise agree in writing.

(c)	Upon the expiration of the Notice Period, the Trustee may exercise the Restricted Power specified in the written notice at any time.

(d)
Where any new Trustee is appointed or any Trustee is removed or retires or ceases to act as Trustee any notice of the kind referred to in sub-clause (b) of this Clause then current shall lapse and the power referred to therein shall not be exercised pursuant to that notice but without prejudice to the right of the Trustee holding office thereafter to give a fresh notice under sub-clause (b) of this Clause in respect thereof.

(e)	The Trustee may withdraw any notice given pursuant to this Clause at any time whereupon such notice shall lapse and be of no effect.

(f)	The giving of a notice under sub-clause (b) of this Clause shall not oblige the Trustee to exercise the power referred to therein.

(g)
No persons having any dealing with the Trustee shall be obliged to enquire and no person other than the Protector and the Beneficiaries shall be entitled to enquire whether the provisions of this Clause have been complied with and all persons other than the Trustee shall be entitled to assume that they have been complied with.

(h)
Any notice required to be given by the Trustee pursuant to this Clause may be waived by the Protector provided that a waiver given by the Protector in respect of any one notice shall not have effect in respect of any subsequent notice which is required to be given by the Trustee pursuant to this Clause.

PROTECTOR'S RIGHT TO REMOVE AND APPOINT TRUSTEE

19.	The Protector shall have the power:-

(a)	to remove any Trustee at any time and from time to time; and

(b)	subject to Clause 21(d) of this Deed, to appoint a new trustee incorporated or resident in any part of the world; and

(c)
subject to Clause 21(d) of this Deed, to appoint a trustee to act as sole trustee for such part of the Trust Fund as shall be located in any place in the world to the exclusion of the Trustee in regard to such part of the Trust Fund as is located in such place in which event the trustee appointed in relation to such funds shall in all respects be subject to the provisions in this Deed set forth and contained

PROVIDED THAT the removal of a sole Trustee shall not be effected otherwise than simultaneously with the appointment of a new Trustee in its place.  Such power of appointment of new Trustee shall extend to the appointment of a new Trustee in the event of a Trustee ceasing for any reason whatsoever to be a Trustee hereof and shall also extend to the appointment of an additional Trustee up to any number subject to such limit (if any) as may for the time being be imposed by law.

RETIREMENT OF TRUSTEE

20.	(a)
Any Trustee may at any time retire from the trusteeship by giving not less than two months' notice to the Protector who shall then or during such notice period exercise its power under Clause 19(b) hereinbefore to appoint a new Trustee.

(b)
The office of a Trustee shall be immediately determined and vacated if such Trustee being an individual shall have died, shall be found to be of unsound mind or mentally incompetent, shall become bankrupt or make any arrangement or composition with his creditors generally or if such Trustee being a company shall enter into liquidation whether compulsory or voluntary (not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction).

RULES ON OPERATION AND APPOINTMENT OF TRUSTEE

21.	(a)
When there is more than one Trustee the Trustees shall act only by a unanimous vote but in the event of disagreement the Trustees shall be bound to take and abide by and act upon the opinion of a legal counsel of not less than ten years' standing selected by all the Trustees unanimously.

(b)
Every Trustee which is a corporation or company may exercise or concur in exercising any discretion or power hereby conferred on the Trustee by a resolution of such corporation or company or by a resolution of its board of directors or governing body or may delegate the right and power to exercise or concur in exercising any such discretion or power to one or more members of its board of directors or governing body or any of its employees or any representative appointed from time to time by the said board of directors or governing body for that purpose.

(c)
A person may be appointed to be a Trustee notwithstanding that such person is not resident in the country state or territory of the proper law of the Trust or the forum of administration of the Trust and remaining out of the country province state or territory shall not be a ground for the removal of a Trustee.

(d)	Notwithstanding any other provision of this Deed or any statutory powers authorising the appointment of trustees, the following persons shall not be appointed as Trustee hereof:-

(i)	the Settlor;

(ii)	the Protector;

(iii)	any of the Beneficiaries;

(iv)	any member of the Excluded Class;

(v)
any person who is under the control of or direct influence of or customarily acts in accordance with the direction of the Settlor, the Protector, any Beneficiary or any member of the Excluded Class save and except for any Associate of the Trustee; and

(vi)
any company over which the Settlor, the Protector or any Beneficiary or any member of the Excluded Class owns any shares or exercises any control or powers whether directly or indirectly save and except for any Associate of the Trustee.

TRUSTEE'S POWER TO APPOINT SUCCESSOR TRUSTEE

22.
Without prejudice to any other provisions in this Deed, the Trustee may subject to the restriction in Clause 21(d) hereinbefore, at any time in its sole and uncontrolled discretion resign and appoint simultaneously by deed a successor trustee resident in any place in any part of the world and transfer to such trustee the Trust Fund and income thereof and thereafter the courts of such place shall be the forum for the administration of the Trust.

SUCCESSOR TRUSTEE

23.
Any successor trustee under this Deed shall have all powers authorities and duties conferred upon and undertaken by the Trustee hereunder and by the applicable law or any rule of court and any and all attorneys-in-fact agents custodians or depositaries of the Property comprising the Trust Fund or income thereof shall be authorised to accept instructions from the said successor trustee as to the disposition thereof.  Upon the appointment of a successor trustee pursuant to this Deed any attorneys-in-fact agent custodian or depositary of the Property comprising the Trust Fund or income thereof shall forthwith become the same for such successor trustee without the necessity for the execution or filing of any document or any further act.

POWER OF VARIATION

24.
The Trustee shall have power by deed to alter revoke or add to any of the provisions of this Deed and any such alteration revocation or addition shall be subject in like manner to be altered revoked or added to by a subsequent deed PROVIDED THAT:-

(a)	such alteration revocation and addition does not result in a Perpetuity;

(b)
in so far as the beneficial interests of the Beneficiaries created by this Deed are altered revoked or added to such alteration revocation or addition must in the opinion of the Trustee be for the benefit of all or any one or more of the Beneficiaries;

(c)	such alteration revocation or addition shall not affect the beneficial entitlement to any Property set aside for any Beneficiary prior to the date of the alteration revocation or addition;

(d)	such alteration revocation or addition shall not be in favour of or result in any benefit to any member of the Excluded Class;

(e)
the deed whereby such alteration revocation or addition is effected (hereinafter called “the Deed of Variation”) shall provide that the provisions of this Clause or provisions to the like effect shall apply to the trusts terms and conditions upon which the Trust Fund or the part the subject of such Deed of Variation are thenceforth held;

(f)
the powers granted by this Clause are in addition to and not in derogation from any applicable statutory power whereby the trusts of this Deed or the trusts upon which the Trust Fund or any part thereof from time to time held may be varied.

TRUSTEE NOT REQUIRED TO GIVE BOND OR SECURITY

25.	The Trustee shall not be required to give bond or security for the due and faithful administration of the Trust Fund or for the discharge of the Trust hereby created.

INDEMNITY

26.	(a)
The Trustee shall be fully indemnified and shall be entitled to be reimbursed out of the Trust Fund in respect of all reasonable and proper costs, outgoings, disbursements, liabilities, charges, rents, expenses, governmental charges, commissions, currency conversion costs, transfer fees, registration fees and all other reasonable and proper charges which it may incur in respect of the Trust Fund and which it may incur, whether directly or indirectly, or which are or may be imposed on it, in respect of the receipt, collection, investment, disposal and distribution of moneys or property received by it in respect of the performance or exercise of its duties and powers hereunder and in respect of all actions, proceedings, costs, claims and demands relating to any matter or thing done or omitted to be done concerning the Trust Fund provided only that the Trustee shall not be entitled to be indemnified in accordance with the provisions of this clause if the claim for indemnification arises as a result of the wilful default, gross negligence, fraud or dishonesty of such Trustee.

(b)	For the purposes of the indemnity and reimbursement referred to in sub-clause (a) above:-

(i)
the Trustee shall be entitled to a first charge and lien over the Trust Fund which charge and lien shall operate in priority to any obligation as to the vesting of the Trust Fund in any new or continuing Trustee upon a change of Trustee; and

(ii)	the Trustee may from time to time realise such property of the Trust Fund in such manner and at such time as the Trustee thinks fit.

TRUSTEE'S LIABILITY

27.	(a)	Every discretion or power hereby conferred on the Trustee shall be an absolute and uncontrolled discretion or power and the Trustee shall not be held liable for any loss or damage including without limiting to the generality of the foregoing any diminution in value of any part of the Trust Fund occurring as a result whether directly or indirectly of its exercising or refusing or failing to exercise any such discretion or power other than loss or damage arising from the wilful default, gross negligence, fraud or dishonesty of the Trustee.

(b)	No Trustee shall be liable for any breach of trust howsoever occurring except to the extent (if any) that such breach results from its own wilful default, fraud or dishonesty.

(c)
No Trustee shall be under any obligation to diversify the investments comprised in the Trust Fund and in particular shall be entitled to permit the assets of the Trust Fund to comprise wholly or substantially one asset or one type of asset alone and may apply or deal with assets of the Trust Fund in such a manner that as a result thereof the assets of the Trust Fund comprise wholly or substantially one asset or one type of asset alone.  The Trustee shall not be held liable for any diminution in value of any part of the Trust Fund occurring as a result whether directly or indirectly of the non-diversification of the investments comprised in the Trust Fund unless such diminution in value arises from the fraud or dishonesty of the Trustee.

(d)
The Trustee may exercise all of the powers, trusts, authorities and discretions conferred on it by this Deed or otherwise in law or in equity notwithstanding that the Trustee or any shareholder, director or officer of the Trustee has or may have a direct or indirect interest and whether in its personal or any other capacity (and whether as director, employee or shareholder or professional adviser or may otherwise stand in a fiduciary position in relation to any company, including any parent or subsidiary company thereof, any trust or any partnership) in the mode or result of exercising such power, trust, authority, or discretion or may benefit either directly or indirectly (and whether in its personal or any other capacity) as a result of the exercise of any such power, trust, authority or discretion and notwithstanding that the Trustee for the time being may be the sole Trustee.

And all persons claiming any interest in the income or capital of the Trust Fund shall be deemed to take with notice of and subject to the protection hereby conferred on the Trustee.

TRUSTEE'S POWERS AND DUTIES IN RELATION TO COMPANIES

28.	(a)
The Trustee may in its absolute and uncontrolled discretion retain all or any of the shares or any other rights or interests in or over any proprietary or private company the stocks shares or debentures of which shall at any time or from time to time form part of the Trust Fund (hereinafter in this Clause called “the Company” which expression shall include the Company, any other company controlled by the Company, any company with which the Company is merged or amalgamated and any other company which is controlled by such company) for so long as the Trustee may think fit notwithstanding any professional advice to the contrary.

(b)	The Trustee shall not be under any duty nor shall it be bound to interfere in the business of any Company and in particular:-

(i)
The Trustee shall not be bound or required to exercise any control the Trustee may have over or to interfere in or become involved in the administration management or conduct of the business or affairs of the Company and in particular (but without prejudice to the generality of the foregoing) the Trustee shall not be bound or required to exercise any voting powers or rights of representation or intervention conferred on the Trustee by any of the shares in respect of the Company.

(ii)
The Trustee shall leave the administration management and conduct of the business and affairs of the Company to the directors, officers and other persons authorised to take part in the administration management or conduct thereof and the Trustee shall not be bound or required to supervise such directors, officers or other persons so long as the Trustee shall not have actual knowledge of any dishonesty relating to such business and affairs on the part of any of them.

(iii)
The Trustee shall assume at all times that the administration management and conduct of the business and affairs of the Company is being carried on competently honestly diligently and in the best interests of the Trustee in its capacity as shareholder or howsoever it is interested therein.  The Trustee shall also assume until such time as it has actual knowledge to the contrary that persons appearing to be or who act as the directors officers and other persons authorised to take part in the aforesaid administration management and conduct are duly appointed and authorised.

(iv)	The Trustee shall not be bound or required at any time to take any steps at all to ascertain whether or not the assumptions contained in sub-clause (b)(iii) hereof are correct.

(v)	Without prejudice to the generality of the foregoing the Trustee shall not be bound or required to:-

(a)
exercise any rights or powers (whether as a shareholder debenture holder or otherwise howsoever) enabling it to appoint or elect or to remove a director officer or other person authorised to take part in the administration management or conduct of the business or affairs of the Company and in particular shall not be bound to take any steps to see that any of the Trustee or any officers or nominees of the Trustee become a director or other officer of the Company;

(b)	exercise any power to require the payment of a dividend or other distribution of profit and whether of an income or capital nature.

(vi)
No Beneficiary or person who may be entitled hereunder shall be entitled in any way whatsoever to compel control or forbid the exercise or the exercise in any particular manner of any powers discretions or privileges (including any voting rights) conferred on the Trustee by reason of any shares or other rights of whatsoever nature in or over the Company.

(vii)
The Trustee shall not be liable in any way whatsoever for any loss to the Company or the Trust Fund or the income thereof arising from any act or omission of the directors officers or other persons taking part (whether or not authorised) in the administration management and conduct of the business or affairs of the Company referred to in sub-clause (b)(i) above (whether or not any such act or omission by any such foregoing persons shall be dishonest fraudulent or negligent).

(viii)
Without prejudice to the generality of sub-clause (b)(vii) above the Trustee shall not be rendered responsible in any way whatsoever for any default or other act or omission by the directors officers or other persons referred to in sub-clause (b)(vii) above by any express notice or intimation of such default or other act or omission and the Trustee shall not be obliged or required to make and enforce any claim in respect of such a default or other act or omission and no person who is or may become entitled hereunder shall be entitled to compel the making of such a claim but the Trustee may be required to lend its name for the purpose of proceedings brought by a Beneficiary in respect of any such default act or omission upon being given a full and sufficient indemnity against all costs and expenses of such proceedings.

(ix)	The provisions contained in this sub-clause (b) shall apply equally to any shares or participations in or over the Company which are comprised at any time in the Trust Fund.

(c)	(i)
The Trustee shall not be bound or required to obtain or to seek in any way whatsoever any information regarding the administration management or conduct of the business or affairs of the Company from the persons involved in the administration management or conduct or from the shareholders or other persons interested therein or any other matter relating to the Company referred to herein.

(ii)
The Trustee shall assume that such information as is supplied to it by any person relating to the Company is accurate and truthful unless the Trustee shall have actual knowledge to the contrary and the Trustee shall not be bound or required at any time to take any steps at all to ascertain whether or not the information is accurate and truthful.

(iii)
The Trustee shall not be liable in any way whatsoever for any loss sustained by the Trust Fund or the income thereof arising from the Trustee not taking all or any possible steps to obtain any information referred to in sub-clause (c)(i) above or to verify the accuracy and truthfulness of such information as is supplied to the Trustee.

(iv)
No Beneficiary or person who may become entitled hereunder shall be entitled to compel the Trustee to take any steps to obtain any information referred to in sub-clause (c)(i) above or to verify the accuracy and truthfulness of such information as is supplied to the Trustee.

(d)
The provisions of this Clause shall apply to any fixed flexible private or public unit trust or the units or sub-units which shall at any time or from time to time form part of the Trust Fund and any reference in this Clause to:-

(i)	“shares” or to “stocks shares or debentures” shall be interpreted as including a reference to “units or sub units in a unit trust”;

(ii)	“Company” shall be interpreted as including a reference to “unit trust”; and

(iii)	the directors or officers of a Company shall be interpreted as including a reference to the directors or officers of the corporate trustee of a unit trust.

SPECIAL COMPANIES

29.	(a)	For the purposes of this Clause 29:-

(i)
“Special Company” means and refers to each of the companies specified in the Tenth Schedule or such companies as the Settlor or the Settlor’s Successor may from time to time specify in writing provided that where the context requires or admits, “Special Company” shall also include any other company or body corporate in which a Special Company has directly or indirectly an equity interest from time to time;

(ii)	“intervention call” has the meaning ascribed by sub-clause (g) below;

(iii)	an “interested person” means:-

(A)	the Settlor;

(B)	the Settlor’s Successor;

(C)	the Protector (if any); and

(D)
a simple majority of all of the Beneficiaries who are eighteen years of age or older and not Incapacitated and who are identified by name in the Third Schedule or appointed by name as additional Beneficiaries pursuant to Clause 5(c); and

(iv)	the only permitted grounds of complaint are as follows:-

(A)	that any person (including any director or officer) who is or has been concerned in the promotion, formation or management of a Special Company:

(1)	has misapplied or retained, or become accountable for any money or other assets of that Special Company; or

(2)	is guilty of any misfeasance or breach of any fiduciary or other duty in relation to that Special Company; or

(B)
that the Company is engaging in a business of a type or manner or in circumstances contrary to a written business plan or a written business or investment policy adopted by the directors of that Special Company by resolution.

(b)
It is expressly declared that if the Trust Fund is comprised in whole or in part of one or more Special Companies then the Settlor’s intentions in establishing the trusts herein prescribed include that the Trustee hold and retain the shares in such Special Company or Companies, including without limitation any shares and debt obligations of every kind and options warrants and rights to acquire shares or debt obligations in any Special Company, without any obligation to diversify such investment. Accordingly the Trustee shall not be liable for any loss sustained to the value of the Trust Fund by reason of the retention of all such rights or interests in any Special Company and for the purposes of this Clause “invest” shall be given its widest possible meaning.

(c)
For the avoidance of doubt nothing in this Clause 29 shall limit the generality of Clauses 27(c) and 28 but to the extent that there is any inconsistency between this Clause and Clause 27(c) or Clause 28, this Clause shall prevail but only to the extent of such inconsistency.

(d)
Notwithstanding any other provisions herein, the Trustee’s power to deal with, transfer, sell, alienate or dispose of, or exercise the voting and other powers attributable to its interest (whether directly or indirectly) in a Special Company shall be restricted and may only be exercised:

(i)	if and as appropriate following an intervention call made pursuant to sub-clause (e);

(ii)
when directed in writing to so act by the Protector, (or in the absence of the Protector) the Board of the relevant Special Company pursuant to a resolution of such Board passed as a special resolution;

(iii)	where such dealing, transfer, sale, alienation or disposal is a result of a change of trusteeship of the trustee of this Trust;

(iv)
if the Trustee bona fide considers that the continued retention of any Special Company or any of its assets would or might make it subject to any criminal sanction or civil liability to persons not connected with the Trust; or

(v)
if the Trustee considers that the continued retention of any Special Company or any of its assets could have an adverse impact on the reputation of the Trustee or any Associate of the Trustee including, without limitation, where the underlying business activity invested in would or might be considered unlawful, immoral, unethical or otherwise highly controversial.

Provided that nothing in this sub-clause (d) shall apply in relation to:-

(i)	the Trustee’s powers of appointment of income or capital of the Trust Fund pursuant to Clauses 5, 6, 7 & 8; and

(ii)           the matters the subject of sub-clause (k) below.

For the purpose of this provision, if “special resolution” is not specifically defined in the constituent documents of the Special Company (including the legislation under which it is currently incorporated) it shall mean a resolution required to be passed by seventy five percent (75%) of the directors eligible (but not necessarily present) to vote.

(e)
Except as provided in this Clause 29, the Trustees shall not have any fiduciary responsibility or duty of care in relation to any Special Company or any of the assets of such Special Company or its or their performance or management, including without limitation:

(i)	any investment functions, responsibilities, powers or duties; and

(ii)	any regulatory or taxation obligations

relating to that Special Company, responsibility for all of which shall (subject to the outcome of any intervention call) be vested solely in the director or directors from time to time of that Special Company (the “Directors”).  To the maximum extent permitted by law, the Trustee shall not be liable for any loss or loss of profit suffered by the Trust Fund as the result of any actions taken or not taken by the Directors or by the Trustees in relation to the acts or failures to act of the Directors and without prejudice to the foregoing the Trustee shall be entitled to indemnification from the Trust Fund against all and any actions, claims, demands, costs and liabilities whatsoever arising from or in connection with any action taken or not taken by the Directors or by the Trustees in relation to any such acts or failures to act of the Directors.

(f)
Without prejudice to the foregoing, the Trustee shall not be responsible or liable in any way for the performance of the investments or other assets ultimately comprised within the assets of a Special Company.  Further, the Trustee shall have no duty to inspect or review the portfolio of assets of a Special Company or to give any directions or suggestions or warnings in relation to investment matters, whether generally or in relation to particular assets, or to intervene, in particular where no action is being taken by the Directors in relation to assets which are falling in value.

(g)
Where an interested person has a complaint concerning the conduct of a Special Company’s affairs, and the ground of that complaint is permitted, he may in writing call upon the Trustee to intervene in the affairs of that Special Company (an “intervention call”) to deal with that complaint.

(h)
Upon receiving an intervention call, the Trustee shall, if satisfied that the complaint is reasonable, take such, if any, action as the Trustee considers appropriate to deal with the complaint in the interests of the Trust, including without limitation:

(i)	making or procuring changes in the directorship of that Special Company;

(ii)	procuring action by that Special Company to recover any losses caused by the conduct giving rise to the complaint; or

(iii)	seeking such advice on the complaint and the manner of addressing it as the Trustee considers appropriate.

(i)
In considering and taking action in response to an intervention call, the Trustee shall disregard any commercial, financial, professional, trade, credit, operational or strategic risks associated with the conduct of any business of the Special Company as a commercial enterprise (“business risk”) except to the extent that:-

(i)	the ground for complaint consists of or arises from any disagreement among the directors of that Special Company as to business risk; or

(ii)	the wishes of the Settlor require business risk to be considered.

(j)
After acting pursuant to an intervention call, or deciding not to act, the Trustee shall by written notice inform the relevant interested party of its decision and actions (if any) regarding the intervention call, after which notice the Trustee’s obligation to intervene in that or any other Special Company shall be at an end unless and until another intervention call is made.

(k)	The Trustee shall at all times prior to the Vesting Date procure that:

(i)
notwithstanding any purported exercise of any power or authority to the contrary (whether contained in this Deed or otherwise) the Settlor be appointed and remain a director of any Special Company so long as he or she remains alive, willing to so act and not Incapacitated;

(ii)
upon receiving written notice from the Settlor or the Settlor’s Successor requesting that any one or more directors of a Special Company named in the notice be removed from office, that such director or directors are so removed;

(iii)
upon receiving written notice from the Settlor or the Settlor’s Successor requesting that any one or more persons named in the notice be appointed a director or directors of a Special Company, that such person or persons are so appointed and on such terms, if any, as are specified in the notice, provided that a notice under this sub-clause (k)(iii) shall not be effective in relation to any person who, at the date of the notice, has not attained the age of 18 years or is Incapacitated.

(iv)	subject to sub-clauses (k)(i), (ii) and (iii) above, the voting and other powers attributable to the shares of a Special Company in relation to:

(A)	the appointment, removal and remuneration of directors of any Special

Company;

(B)	the minimum or maximum number of directors of any Special Company;

(C)	the establishment, continuance and procedures of any committee to be established in relation to any of the matters contemplated in this sub-clause (k);

are exercised in such manner as the Settlor or the Settlor’s Successor may, from time to time, request by written notice given to the Trustee.

(l)
Any notice under sub-clause (k) above may at any time be withdrawn in whole or part by the Settlor or the Settlor’s Successor (whether or not that person was the person who gave the notice) by giving to the Trustee a further written notice specifying the notice, or the part thereof, to be withdrawn.  Following the withdrawal of a notice, no further action shall or may be taken on it, but a withdrawal shall not affect anything done or not done prior to the Trustee receiving the notice of withdrawal.

(m)
The Trustee shall not incur any liability for any loss suffered by the Trust Fund as the result of any actions taken or not taken by the Trustee pursuant to the written directions of the Protector or the Board of the relevant Special Company as the case may be pursuant to sub-clause (d) above or for any omission on the part of the Trustee to take or omit taking action in compliance with any such directions, and without prejudice to the foregoing the Trustee shall be entitled to indemnification from the Trust Fund against all and any actions, claims, demands, costs and liabilities whatsoever arising from or in connection with any action taken or not taken by the Trustees in relation to any such directions of the Protector or the Board of the Special Company.

(n)
The Settlor or the Settlor’s Successor may, with the prior written consent of the Trustee, at any time and from time to time before the Vesting Date specify  by notice in writing to the Trustee that a company shall no longer be considered to be a Special Company for the purposes of this Deed on and from such date as shall be specified in such notice, in which event, this Clause 29 shall cease to apply to that company on and from the date so specified provided that no such notice shall cause this Clause 29 to cease to apply to such company in relation to any period during which it was a Special Company.

IRREVOCABILITY OF THE TRUST

30.	This Trust is irrevocable.

RELEASE OF POWERS

31.
The Trustee may release and revoke any power conferred on it under this Deed PROVIDED THAT no such release or revocation is a Perpetuity.  Any other person upon whom any power is conferred by this Deed may release and revoke any power so conferred on him.  Upon the exercise of any release and revocation pursuant to this Clause the power so released and revoked shall be absolutely and irrevocably determined.

PROPER LAW OF THE TRUST

32.	The Trust is established under the laws of the Cayman Islands and the initial proper law of the Trust shall be the law of the Cayman Islands.

FORUM FOR ADMINISTRATION OF THE TRUST

33.
The Courts of the Cayman Islands shall be the initial forum for the administration of the Trust.  The Trustee shall have power (subject to a Perpetuity not thereby being created) to carry on the general administration of the Trust from any country province state or territory whether or not the law of such country province state or territory is for the time being the proper law of the Trust or its courts are for the time being the forum for the administration of the Trust and whether or not the Trustee is for the time being resident or domiciled in or otherwise connected with such country province state or territory.  The Trustee may at any time declare by deed that from the date of such declaration the forum for the administration of the Trust shall be the courts of any specified country state or territory PROVIDED THAT no such declaration shall be made which is a Perpetuity.

CHANGE OF PROPER LAW

34.	(a)
The Trustee may at any time or times and from time to time before the Vesting Date by deed or deeds or by declaration in writing declare that the Trust shall from the date of such declaration be governed by the law of some country province state or territory (being a place under the law of which all of the trusts powers and provisions herein declared and contained will be enforceable and capable of being exercised and so governed and the Trust will be irrevocable) other than the Cayman Islands PROVIDED THAT no such declaration shall be made:-

(i)	if it is a Perpetuity; or

(ii)
which would or might directly or indirectly result in any member of the Excluded Class or any of the persons excluded from benefit under the Trust in accordance with the provisions of Clause 3 hereof obtaining any direct or indirect beneficial interest or eligibility to benefit hereunder.

(b)
With effect from the date of any such declaration as aforesaid the rights of all parties and the construction and effect of each and every provision hereof shall accordingly thenceforth be governed construed and regulated exclusively by the laws of such other country state or territory as aforesaid.

(c)
So often as any such declaration as aforesaid shall be made the Trustee shall be at liberty to make such consequential alterations or additions in or to the trusts powers and provisions of the Trust as the Trustee may consider necessary or desirable to ensure that the trusts powers and provisions of the Trust shall (mutatis mutandis) be as valid and effective as they are under the proper law governing the Trust at the time the power contained herein is exercised.

ENLARGING THE EXCLUDED CLASS

35.
The Trustee may at any time and from time to time before the Vesting Date by deed determine that any person whether or not included in the expression “Beneficiaries” shall be a member of the Excluded Class from the date or for such period of time as shall be specified in such deed and the person so specified in such determination shall be a member of the Excluded Class for the purposes of this Deed.

NO BENEFIT TO EXCLUDED CLASS

36.
Notwithstanding any other provision of this Deed, no power conferred by this Deed shall be exercisable, and no provision shall operate so as to allow the Trust Fund or its income to be payable to or applicable for the benefit of any member of the Excluded Class in any circumstances whatsoever.

FINAL REPOSITORY

37.
The Trustee in determining to exercise any power given to the trustee under this Deed shall not take into account any interest which the Final Repository may as such at any time have in the Trust Fund and provided the Trustee is otherwise acting under powers it has pursuant to this Trust the Trustee may use such power to exclude the Final Repository from any possible benefit that the Final Repository might as such otherwise have under this Trust except to the extent that Clauses 6(c) or 7(c) has already operated in favour of the Final Repository in relation to the income or capital of the Trust Fund (as the case may be).  It is hereby declared that the inclusion of the Final Repository as an entity which could take an interest in the Trust Fund or the income thereof is only for the purpose of excluding any possibility of a resulting trust to the Settlor in case where no person expressed to be a Beneficiary in this Deed could take a valid interest in the capital or income of the Trust Fund and not with the intention of giving any benefits to the Final Repository.

NO CHARITABLE INTENT

38.
This Trust and the trusts hereof shall not be construed as being a settlement or trust for charitable objects or purposes and it is hereby declared that the Settlor does not have any general charitable intent in making this Trust or transferring property to the Trustee to hold on the trusts hereof.

NO OBLIGATION TO INFORM BENEFICIARIES OF THIS TRUST

39.
The Trustee shall not be obliged to make known to any Beneficiary or the Final Repository that this Trust exists or any matters in relation thereto or that they are named as such or that they are now or at any time hereafter included in any of such expressions.  The Trustee shall not in any way be obliged to contact any Beneficiary or the Final Repository or any of them until any of them becomes absolutely and indefeasibly entitled to any part of the Trust Fund and the Trustee shall then provide the Beneficiary so entitled with information relating to his entitlement and such other information relating to this Trust as may be reasonably required by him for the compliance of his reporting or tax obligations arising under all applicable laws.  Subject to the above no Beneficiary or Final Repository shall be entitled to demand or compel the Trustee to release or disclose any information or document relating to the Trust or the exercising of the Trustee's powers and duties hereunder.  For the avoidance of doubt, it is hereby declared and confirmed that none of the Beneficiaries nor the Final Repository has any interest right or claim of whatever nature in and to the Property comprised in the Trust Fund.

SERVICE OF NOTICE

40.
Any notice or other communication to be given or served by one party to another party under this Deed shall be in writing and shall be deemed to have been so given if left or sent by prepaid post (airmail if such service is available), telegram, cable, facsimile transmission or telex to the addressee at his or her or its address stated herein or in the deed or instrument effecting his or her or its appointment thereof or such other address as is notified by the addressee to the party serving the notice.  Any notice delivered personally shall be deemed to have been given at the time of such delivery.  Any notice despatched by letter postage prepaid shall be deemed to have been given 7 days after posting and in proving the giving of such notice it shall be sufficient to prove that the notice was properly addressed, stamped and posted.  Any notice sent by telex, cable or facsimile transmission shall be deemed to have been given upon receipt of answerback.

RESERVED POWERS

41.
For the avoidance of doubt, Sections 14 and 15 of the Trusts Law (as amended) are intended to and shall apply to the maximum extent possible to any provisions of this Deed relating to Concentrated Holdings, Core Assets and Special Companies.

THE FIRST SCHEDULE

“Settlor” -	LI WEIGANG (holder of People’s Republic of China Passport No. G23879404) of 2804, No. 4 Wan Ke Xin Yuan, Yang Shan Road, Chao Yang District, Beijing, People’s Republic of China.

“Trustee” -	HSBC INTERNATIONAL TRUSTEE LIMITED, the registered office of which is at Craigmuir Chambers, P O Box 71, Road Town, Tortola, British Virgin Islands.

THE SECOND SCHEDULE

“Scheduled Property” means United States Dollars Ten (USD10).

THE THIRD SCHEDULE

“Beneficiaries” means and includes:-

(1)	Settlor;
(2)	LI CHENG (李成) (holder of People’s Republic of China Identity Card No. 130183199508151691); and
(3)	LI XIANG (李想) (holder of People’s Republic of China Identity Card No. 130183199103261702).

THE FOURTH SCHEDULE

“Protector” means LI JINCAI (李进彩) (holder of People’s Republic of China Passport No. G31575064).

THE FIFTH SCHEDULE

The following persons are also members of the Excluded Class as defined in Clause 1(e):-

NIL.

THE SIXTH SCHEDULE

The following persons shall not be appointed as Protector of the Trust pursuant to Clauses 17(a) and 17(d) of this Deed:-

(i)	the Trustee;

(ii)	any Associate of the Trustee;

(iii)	any member of the Excluded Class;

(iv)	any person who is under the control of or direct influence of or customarily acts in accordance with the direction of any member of the Excluded Class; and

(v)	any company over which any member of the Excluded Class owns any shares or exercises any control or powers whether directly or indirectly.

THE SEVENTH SCHEDULE

The powers of the Trustee contained in the following clauses of this Deed are hereby prescribed to be the Restricted Powers for the purposes of this Deed:-

Clause 3(a)	-	Power to remove Beneficiaries

Clause 5(a)	-	Power to appoint pay or apply Trust Fund and income

Clause 5(c)	-	Power to add Beneficiaries

Clause 7(a)	-	Power to declare an earlier Vesting Date

Clause 7(b)	-	Power to distribute Trust Fund and income on Vesting Date

Clause 8	-	Power to transfer Trust Fund to another Trust

Clause 24	-	Power to vary the terms of the Trust Deed

Clause 35	-	Power to enlarge the Excluded Class

THE EIGHTH SCHEDULE

(1)	To retain any property belonging to or forming part of the Trust Fund in the actual state or condition in which the same shall be received by the Trustee for so long as the Trustee shall think proper.

(2)
To sell alienate or otherwise dispose of all or any property at any time forming part of the Trust Fund in such manner by public or private treaty and for such price in money or other consideration and on such conditions as the Trustee may think proper and to receive the consideration and grant discharges therefor.

(3)
To exercise all the voting powers attaching to any shares stock debentures units sub-units or other securities at any time forming part of the Trust Fund (and “securities” when hereinafter used includes shares stock debentures units sub-units and all options thereon).

(4)	To exchange property for other property of a like or different nature and for such consideration and on such conditions as the Trustee may consider advisable.

(5)
To compromise and settle for such consideration and upon such terms and conditions as the Trustee may consider advisable all matters arising in relation to the Trust hereby created or the Trust Fund and all such compromises and settlements shall be binding on all the Beneficiaries and others who in the future acquire any interest under this Deed.

(6)
To carry on any business which the Trustee may in its absolute discretion think fit either alone or in partnership including (without restricting the generality of the foregoing) partnerships with the Trustee (or any of the directors of the Trustee) either in its own right or in the capacity of a trustee or in any other capacity or with a company in which the Trustee (or any of the directors of the Trustee) is directly or indirectly interested either in its own right or in the capacity of a trustee or in any other capacity.

(7)
To surrender and deliver up any securities forming part of the Trust Fund for such consideration and upon such terms and conditions as the Trustee may approve to any company unit trust or mutual fund reducing its capital and the Trustee may receive such consideration in the form of cash securities or other assets as may be agreed between the Trustee and such company unit trust or mutual fund or the trustees of such.

(8)	To consent to any re-organisation and re-construction whether by way of merger, amalgamation,

scheme of arrangement, reduction of capital or otherwise howsoever of any company unit trust or mutual fund the securities of which form part of the Trust Fund and to consent to any reduction of capital or other dealing with such securities as the Trustee may consider advantageous or desirable.

(9)
To invest the Trust Fund including any moneys forming part thereof and requiring investment hereunder in such investments as the Trustee may in its absolute discretion think fit and desirable whether or not such investments shall be authorised by law for the investment of trust funds and the Trustee to have the same full and unrestricted power of selling investing transposing exchanging or varying investments as if the Trustee were absolutely entitled in all respects beneficially to the Trust Fund and without in any way restricting the foregoing provisions of this Clause:-

(i)
to invest the Trust Fund including such moneys as aforesaid in the purchase of shares in any company (wherever incorporated) securities units of any unit trust scheme (including unit of any unit trust scheme of which the Trustee or any Associate of the Trustee is manager or trustee on the same terms as are usual between the manager and trustee of the unit trust and other holders of its units) securities policies of assurance or other investments or property (real or personal) whatsoever and wheresoever situate and in the taking on lease for such period and upon such terms as the Trustee thinks fit of any real or personal property (whether or not for the beneficial occupation use or enjoyment of any of the Beneficiaries) and whether involving liability or not and whether in possession or reversion and whether producing income or not or upon such personal credit with or without security and upon such terms as the Trustee shall in its absolute discretion think fit and the Trustee shall have the same full and unrestricted power of investing and transposing investments as if the Trustee were entitled in all respects beneficially to the Trust Fund;

(ii)	to invest in the purchase or acquisition of units or sub-units of any fixed or flexible public or private unit trust or mutual fund wheresoever established;

(iii)	from time to time to lend moneys whether secured or unsecured and either with or without interest to any person or to any company;

(iv)
to place any funds on deposit in any currency in any part of the world with any bank, deposit taking company, investment manager or any other financial institution and whether with or without interest or at a negative interest rate;

(v)
(without diminishing the generality of any provisions hereunder) to invest in the purchase and sale of currencies (including forward and other exchange contracts), commodities (including gold and silver bullion), works of art, coins, collectables, precious stones, minerals, precious and non-precious metals and other raw and manufactured materials of any nature whatsoever and in the purchase and sale of options and futures relating thereto.

(10)
To determine whether any sums received or disbursed are on account of capital or income or partly on account of one and partly on account of the other and in what proportions and the decision of the Trustee whether made in writing or implied from the acts of the Trustee shall be conclusive and binding.

(11)
To employ and pay for such professional or other assistance as the Trustee may deem requisite in the discharge of the duties of the Trustee including assistance from a partner of a trustee or from a person who is a director and/or shareholder of a company which is a trustee.

(12)	To act on the opinion or advice of or information obtained from any financial adviser lawyer valuer surveyor broker auctioneer or other expert or professional and so that the Trustee shall not be responsible for any loss depreciation or damage occasioned by acting or not acting in accordance therewith.

(13)	To determine all questions and matters of doubt which may arise in the course of the management administration realisation liquidation partition or winding up of the Trust Fund.

(14)
Generally to perform all acts of alienation and hypothecation and other acts of ownership to the same extent and with the same effect as might have been done if this Deed had not been made and the decision and action of the Trustee whether actually made or taken in writing or implied from the acts of the Trustee shall be conclusive and binding on all the Beneficiaries and others who in the future acquire any interest under this Deed.

(15)
To acquire by any means whatsoever land or interests in land of any tenure and whether improved or unimproved and wheresoever situated including but without limiting the generality of the foregoing by becoming the original lessee or sub-lessee of land or any interest in land.

(16)	To demolish and to erect buildings on and effect improvements to any property forming part of the Trust Fund and also to conduct farming operations and lease all or any part of such property.

(17)
To permit any Beneficiary being an individual to occupy or reside in any dwelling house which or the proceeds of sale of which may for the time being be subject to the trusts hereof either free of any cost to such Beneficiary or upon such conditions as to payment of rent, rates, insurance, taxes or other expenses and outgoings and as to repair and decoration and for such period and generally upon such terms as the Trustee in its absolute discretion shall think fit and to permit any Beneficiary to have the use of any chattels which may for the time being form part of the Trust Fund either free of any cost to such Beneficiary or upon such conditions as to payment of hire taxes, expenses, outgoings, insurance, repair and maintenance thereof and for such period and generally upon such terms as the Trustee in its absolute discretion shall think fit.

(18)
To institute and defend proceedings at law or to authorise the institution and defence by any Associate of the Trustee of any such actions, proceedings or claims and to proceed to the final end and determination thereof or compromise the same as the Trustee shall consider advisable.

(19)
To incorporate any company or other body corporate in any place in the world at the expense of the Trust Fund with limited or unlimited liability for the purpose (inter alia) of acquiring and/or holding the whole or any part of the Trust Fund.  The consideration on the sale of the Trust Fund or any part thereof to any company or other body corporate incorporated pursuant to this sub-clause may consist wholly or partly of fully paid shares, debentures or debenture stock or other securities or obligations secured or unsecured of such company and may be credited as fully paid and may be allotted to or otherwise vested in the Trustee and be capital money in the Trustee's hands.

(20)
To accumulate the income of the Trust Fund or any part thereof for such period as may be allowed by law by investing the same and the resulting income therefrom in any investments hereby authorised such power to be additional to and in no way a limitation upon the powers conferred by sub-clause (b) of Clause 6 of this Deed.

(21)	To exercise or concur in exercising the voting and other rights attaching to any securities for the time being of the Trust Fund.

(22)
To borrow at any time any moneys required for the purposes hereof upon such terms as to repayment of principal and payment of interest (if any) as it shall in its absolute discretion think fit and the Trustee may for this purpose mortgage, charge, deposit or otherwise encumber in favour of the lender the whole or any part of the Trust Fund or any interest therein and shall be entitled to recover from the Trust Fund and have a right of recourse against the Trust Fund in respect of such borrowings.

(23)
To make loans secured or unsecured with or without interest to any Beneficiary or to any other person trust company or unit trust or to guarantee or indemnify any obligations of any Beneficiary or any other person trust company or unit trust or to become surety for any Beneficiary or any other person trust company or unit trust without any liability for any loss which may result and for these purposes the Trustee may mortgage, charge, deposit or otherwise encumber the whole or any part of the Trust Fund or any interest therein and shall be entitled to recover from the Trust Fund and have a right of recourse against the Trust Fund in respect of such loan or guarantee or indemnity.

(24)
To give valid and effectual receipts for any capital or other moneys received by the Trustee where the Trustee is the sole trustee hereof for all purposes and for the purposes of any statutory enactments including receipt of capital moneys which may or may not be deemed to be capital moneys.

(25)
To effect, acquire or enable any Beneficiary to acquire any policy or policies of assurance on the life of any person or any endowment policy or policies (including any term policy or policies for the education, advancement or otherwise for the benefit of any Beneficiary) and to maintain, sell, surrender, exchange or otherwise deal with same as if the Trustees were beneficially entitled thereto.

(26)
The Trustee may in its absolute discretion and at any time or times and from time to time store all or any information and documents relating to and in connection with the Trust and/or the administration thereof by way of electronic document storage, including but not limited to storage by way of document image processing and shall have absolute discretion in determining whether or not such electronic document storage shall be the sole form of storage of such information or particular document.

(27)
The Trustee may in its absolute discretion and at any time or times and from time to time transfer all or any information and documents relating to and in connection with the Trust and/or administration hereof, including but not limited to personal data relating to the Settlor, howsoever stored and in whatever form to any country, state or territory and whether or not such transfer is in contemplation of the carrying on of the general administration of the Trust in such jurisdiction.

(28)
The Trustee may at any time or times and from time to time release or disclose information and documents relating to and in connection with the Trust and/or the administration thereof to such party including but not limited to any taxation or government authorities anywhere in the world as the Trustee may in its absolute discretion deem necessary in compliance with any duties and obligations of the Trustee or any Beneficiary hereof or any other party related directly or indirectly to the Trust howsoever and wheresoever arising and whether legally enforceable or not.

THE NINTH SCHEDULE

The Final Repository is such charity or charities, and if more than one in such shares, as the Trustee shall in its absolute discretion determine.

THE TENTH SCHEDULE

Name of the Special Company:

Future Champion Limited, a company incorporated in the British Virgin Islands.

IN WITNESS whereof the parties hereto have hereunto affixed their hands and seals the day and year first hereinbefore mentioned.

SIGNED SEALED and DELIVERED by the said LI WEIGANG in the presence of:-	) ) ) )

INTERPRETED by me WANG YINGBO	)
to LI WEIGANG in the Mandarin dialect of	)
the Chinese language and he confirmed prior	)
to the execution hereof that he understood	)
fully the content of the same	)

The Singapore Seal of HSBC INTERNATIONAL TRUSTEE LIMITED was hereunto affixed in the presence of:-	) ) )

Authorised Signatory

Authorised Signatory